As filed with the U.S. Securities and Exchange Commission on July 6, 2007
 Registration No.  333-__________

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____________________________________

H2DIESEL HOLDINGS, INC.
(Name of small business issuer in its charter)

Florida	2860	26-0067474
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
11111 Katy Freeway, Suite 910, Houston, Texas 77079 (713) 973-5720
	(Address and telephone number of principal executive offices)
11111 Katy Freeway, Suite 910, Houston, Texas 77079 (713) 973-5720
	(Address of principal place of business or intended principal place of business)
	David A. Gillespie President & Chief Executive Officer H2Diesel Holdings, Inc. 11111 Katy Freeway, Suite 910 Houston, Texas 77079
	(Name, address and telephone number of agent for service)
	Copy to: Steven M. Kaufman, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street N.W. Washington, DC 20004 Tel: (202) 637-5600

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

______________________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount being registered (1)	Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share (2)	1,038,750	$5.33	(3)	$5,536,738	$169.97
Common stock, par value $0.001 per share (4)	207,775	$6.00	(6)	$1,246,650	$38.27
Common stock, par value $0.001 per share (5)	577,375	$6.00	(6)	$3,464,250	$106.35
Total Registration Fee	--	--		--	$314.59

(1)
This registration statement shall also cover any additional shares of common stock that shall become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of common stock.

(2)	Represents the shares of common stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock, par value $0.001 per shares (the “Preferred Stock”).

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the bid and ask prices of the registrant’s common stock on the OTC Bulletin Board on July 2, 2007.

(4)
Represents the maximum number of shares issuable as dividends on the Preferred Stock, assuming the fair market value of the dividends when issued is $6.00 per share plus additional shares to account for fluctuations in fair market value at the time of issuance.

(4)	Represents shares of common stock issuable upon the exercise of warrants.

(5)	Calculated pursuant to Rule 457(g).

____________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed.  Our selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 6, 2007

H2DIESEL HOLDINGS, INC.

1,823,900 Shares

Common Stock

This prospectus relates to the sale of up to 1,823,900 shares of our common stock, par value $0.001 per share, by the non-affiliate selling stockholders listed in this prospectus.  The shares offered by this prospectus relate to securities issued in a private placement completed in May and June 2007 and include:

•	a maximum of 1,038,750 shares of common stock issuable upon conversion of Series A Cumulative Convertible Preferred Stock, referred to as our Series A Preferred Stock;

•	a maximum of 207,775 shares of common stock issuable as dividends on our Series A Preferred Stock; and

•	577,375 shares of common stock issuable upon exercise of warrants to purchase common stock.

        These shares may be sold by the selling stockholders from time to time in the over-the-counter market or on any national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.  We will receive none of the proceeds from the sale of the shares by the selling stockholders, except upon exercise of the warrants.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

Our common stock is quoted on the OTC Bulletin Board under the symbol HTWO.OB.  The high and low bid prices for shares of our common stock on July 2, 2007, were $5.40 and $5.35 per share, respectively, based upon bids that represent prices quoted by broker-dealers on the OTC Bulletin Board.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

__________________________________

An investment in these securities involves a high degree of risk.
Please carefully review the section titled“Risk Factors” beginning on page [__].
___________________________________

The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and/or sale of the shares.
___________________________________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
_______________________________

The date of this prospectus is _______, 2007.

In considering the acquisition of the common stock described in this prospectus, you should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction where offers and sales would be unlawful.  The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

_____________________________________

SUMMARY

You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled “Risk Factors,” regarding us and the common stock being sold in this offering.

As used in this prospectus, the terms “the Company,” “us,” and “our” refer to H2Diesel Holdings, Inc., a Florida corporation, and the term “H2Diesel” refers to our wholly owned subsidiary H2Diesel, Inc., a Delaware corporation, unless the context requires otherwise.

Our Business

We are a development stage company that, through our wholly owned subsidiary H2Diesel, holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture an alternative bio−fuel from vegetable oils and animal fats, referred to as H2Diesel Bio−fuel, that is intended to be marketed as a new class of bio−fuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel.

Our business strategy consists of developing two revenue streams: (a) direct sales from manufacturing plants that we may purchase or build (either directly or through joint ventures) in order to process, market and sell our chemical additive and/or H2Diesel Bio-fuel using our proprietary technology and (b) the collection of royalties through sublicensing our proprietary technology.

In March 2006, H2Diesel acquired the rights to our proprietary technology through an exclusive license agreement with the inventor of the technology, Ferdinando Petrucci.  Under the license agreement, we are required to pay Mr. Petrucci $600,000 on or before July 31, 2007, an additional $1.5 million on October 31, 2007 and another $1 million per year over the next seven years.  Compared to current methods used in the production of bio-diesel fuel, we believe that this proprietary technology is a substantially less complex and therefore less expensive process.

In April 2006, H2Diesel entered into an initial sublicense agreement with Xethanol Corporation, a renewable fuels company engaged in the production and sale of ethanol and its by-products.  Under this agreement, we granted Xethanol a ten-year exclusive right to make and sell H2Diesel Bio-fuel and other products using our proprietary chemical additive in the eastern United States and a non-exclusive right sell certain other products anywhere in North America, Central America and the Caribbean.  Xethanol is required to pay us certain royalties based on the number of gallons of fuel sold using our proprietary chemical additive, and we are obligated to supply Xethanol with this additive on specified terms.
ass
In March 2007, we entered into a letter of intent with Twin Rivers Technologies, LP to advance the development of H2Diesel's first production plant at Twin Rivers' facility located in Quincy, Massachusetts. The letter of intent contemplates an exclusive period during which Twin Rivers will negotiate with H2Diesel regarding definitive agreements covering the siting, construction, operation and management of H2Diesel's proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished bio-fuel by Twin Rivers from the facility.

In May 2007, we entered into a test burn agreement with an affiliate of Dynegy Inc. to evaluate our proprietary biofuel technology in power generation applications.  At Dynegy’s Oakland Power Plant combustion turbine facility, they will conduct a test burn of our biofuel to evaluate its technical and environmental performance characteristics. If the testing is successful, both parties have agreed to negotiate a mutually agreeable purchase agreement for our biofuel.

The operation and development of our business will require substantial additional capital during 2007 to fund, among other things, our operations, payments due under the exclusive license, the acquisition or development of manufacturing plants, research and development, and the financing of future acquisitions and investments.

See “Description of Business” beginning on page 14 and “Plan of Operation” beginning on page 20 for more information on our business.  As a development stage company, our business also involves a high degree of risk, as described in more detail in “Risk Factors” beginning on page 4.

Our Corporate History

H2Diesel commenced business in February 2006 when Lee S. Rosen, our Chairman, formed H2Diesel to acquire the exclusive license rights to make, use and commercialize the proprietary technology used in manufacturing H2Diesel Bio−fuel.

On October 20, 2006, we acquired H2Diesel in a “reverse merger” transaction, referred to as the merger. As a result of the merger, a change of control occurred as former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, and we ceased being a “shell company” as defined in Rule 12b−2 under the Securities and Exchange Act of 1934. In connection with the merger, we assumed all of H2Diesel’s obligations under its outstanding stock options and warrants to purchase 5,571,500 shares of its common stock.  Following the merger, we changed the name of our company to “H2Diesel Holdings, Inc.”, and our trading symbol on the OTC Bulletin Board was changed to “HTWO.OB”.

In connection with the merger, we entered into a Purchase and Repayment Agreement with Joseph Hess, the former chief executive officer of the Company, under which we paid $300,000 to Mr. Hess as payment in full of $215,945 in debt owed by the Company to Mr. Hess and for the sale to us of 29,075,000 shares of our common stock, which shares were then cancelled at the closing of the merger. Immediately following the closing of the Merger and as part of the consideration to repurchase Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of our former subsidiary, Action Wireless, through which we conducted our historical wireless products reseller business.  Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company common stock outstanding before giving effect to the stock issued in the reverse merger.

Shortly before the closing of the merger, H2Diesel completed a private offering to accredited investors of 2,915,000 shares of its common stock, and received gross proceeds of $2,915,000.  We also issued an additional 174,900 shares of our common stock, representing 6% of the shares sold in the offering, because we did not file a registration statement for the shares prior to a filing deadline in the registration rights agreement.

After the closing of the merger, we had outstanding 17,091,250 shares of common stock and warrants and options to purchase 5,571,500 shares of common stock.

See “Description of Business” beginning on page 14 and “Plan of Operation” beginning on page 20 for more information on our corporate history.

About this Offering

This prospectus relates to the offering of up to 1,823,900 shares of our common stock by the non-affiliate selling stockholders listed in this prospectus.  The shares offered by this prospectus relate to securities issued in a private placement in May and June 2007 and include:

•	a maximum 1,038,750 shares of common stock issuable upon conversion of our Series A Preferred Stock;

•	a maximum of 207,775 shares of common stock issuable as dividends on our Series A Preferred Stock; and

•	577,375 shares of common stock issuable upon the exercise of warrants.

The shares of common stock offered by this prospectus relate to shares of Series A Preferred Stock and warrants that were offered and sold in a May 2007 private placement.

May/June 2007 Private Placement

On May 9, 2007, we completed the first round of a private offering of 27,950 shares of our Series A Preferred Stock at price of $100.00 per share to “accredited investors,” as defined in the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds from the offering were $2,795,000 and the net proceeds from the offering were $2,590,500.  Within the first three years after issuance, holders of the Series A Preferred Stock may convert their shares into shares of our common stock at an initial conversion price of $4.00 per share.

After three years, each share of Series A Preferred Stock automatically converts to a share of our common stock at a conversion price of $4.00, subject to certain adjustments and any accrued and unpaid dividends. Each share of Series A Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year, payable in cash or in shares of our common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.  The Preferred Stock is not redeemable.  Each investor in this private placement also received a warrant exercisable for 50% of the number of shares of common stock into which the Series A Preferred Stock is initially convertible. The initial exercise price of the warrants is $6.00 per share.  On June 8, 2007, we sold an additional 14,600 shares of Series A Preferred Stock and issued additional warrants upon exercise of subscriber options to purchase additional shares. The gross proceeds from the exercise of the subscriber options were $1,460,000 and the net proceeds were $1,316,500.
5
In connection with the private placement and the exercise of subscriber options, Empire Financial Group received a cash commission of $345,500, which represents 10% of the consideration paid by investors they introduced, and warrants exercisable for 58,000 shares of common stock on the same terms as the warrants issued in the private placement.

In connection with the private placement, we agreed to register the resale of the shares of common stock issuable (i) upon conversion of the Series A Preferred Stock, (ii) as dividends on the Series A Preferred Stock and (iii) upon exercise of the warrants, all in accordance with a registration rights agreement with the investors. Under the registration rights agreement, we are required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the private placement.

For more discussion regarding this private placement, see “Selling Stockholders – May/June 2007 Private Placement” beginning on page 32.

The number of shares of common stock offered by this prospectus, including shares issuable as dividends on our preferred stock and upon the exercise of warrants, represents approximately 10.6% of our total outstanding common stock, as of July 3, 2007.

Corporate Information

Our principal executive offices are 11111 Katy Freeway, Suite 910, Houston, Texas 77079, and our telephone number is (713) 973-5720.  We maintain a corporate website at http://www.h2diesel.net.  The contents of our website are not part of this prospectus and should not be relied upon with respect to this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the following material risks, together with the other information contained in this prospectus, before you decide to buy our common stock.  If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer.  In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a development stage company with a limited operating history, which makes us a speculative investment.

We are a development stage company that seeks to take advantage of our exclusive licensing rights to proprietary technology to manufacture H2Diesel Bio-fuel and key additives that we intend to market as a new class of bio-fuel, bio-mass or fuel additive for power generation, heavy equipment, marine use and as heating fuel. H2Diesel was formed in February 2006, and the reverse merger was only completed in October 2006.  We have been engaged in organizational activities, including developing a strategic operating plan and entering into contracts. We currently only have four employees, our Chairman, our President and Chief Executive Officer, our Chief Technology Officer and our Vice Presdient of Legislative and Regulatory Affairs. Other than limited testing activities with respect to our H2Diesel Bio-fuel, we have not conducted any operations. Other than entering into a letter of intent with Twin Rivers Technologies to explore production options, we do not have any production facilities. Accordingly, we have limited relevant operating history upon which you can evaluate our performance and prospects. You should consider our prospects in light of inherent risks, expenses and difficulties encountered by companies in the early stage of development, particularly companies in new and evolving markets. Such risks include risks of unforeseen capital requirements, unforeseen technical problems, failure of market acceptance, failure to establish business relationships and competitive disadvantages against larger and more established companies.

We are unlikely to be able to continue as a going concern in the event we are unable to obtain additional financing.

As of March 31, 2007, H2Diesel has incurred a net loss of $6,362,892 and negative cash flows from operating activities of $1,913,279 since inception. As of July 3, 2007, we had approximately $3,400,000 of available cash and approximately $140,000 of accounts payable. In addition, under the license agreement with the inventor of our proprietary technology, we are required to make a $600,000 payment on July 31, 2007, an additional $1,500,000 payment on October 31, 2007 and an additional $1.0 million per year over the next seven years.  We have financed our operations to date primarily through the sale of our common stock, preferred stock and warrants in privately-negotiated transactions with accredited investors. We are unlikely to be able to continue as a going concern unless we are able to obtain additional financing. Future capital requirements could vary significantly and will depend on certain factors, many of which are not within our control. These factors include the ongoing development and testing of our proprietary technology, the nature and timing of licensing and sublicensing activities, plant construction, commencement of sales, hiring qualified management and employees, responding to competitive pressures, regulatory requirements, and the availability of financing. The expansion of our business will require us to commit significant capital resources in amounts substantially in excess of our current financial resources.  Any needed financing may not be available on acceptable terms. In addition, future equity financings, if any, could be dilutive to then existing stockholders. If such additional financing is not available, you may lose your entire investment in our company.

If we cannot make the required payments under our license agreement for our proprietary technology, the inventor may be able to terminate the agreement, and we likely would not be able to continue as a going concern.

We have substantial near-term obligations under the license agreement with the inventor of our proprietary technology. Specifically, we are required to make a $600,000 payment to the inventor on July 31, 2007, an additional $1.5 million payment on October 31, 2007 and an additional $1 million per year over the next seven years.  To the extent we default on any of these payments or breach any other material provisions of our license, the inventor could terminate the agreement, which is our principal asset. The license agreement also provides that the inventor may terminate the agreement if insolvency or bankruptcy petition is filed against us and is not dismissed within 90 days.

We may not be able to generate revenues.

We have not generated any revenues, and we do not expect to generate any material revenues until after we or our sublicensees have successfully operated bio-fuel manufacturing plants and commenced commercial sales, which we do not currently anticipate to occur at least until late 2007. Any start-up delays due to problems with the physical plant, staffing, permitting or other operational issues would negatively impact us. Any planned manufacturing plants may not achieve projected capacity. Companies to which we grant sublicenses may not be able to produce, market and sell enough bio-fuel to pay us our projected royalty fees beyond required minimum amounts or they may default on the payment of royalties. We may not be able to achieve profitable operations from the collection of royalties from the sublicensing of our proprietary technology.

Because our bio-fuel is not biodiesel, we are not eligible for the tax credits for biodiesel, agri-biodiesel and renewable diesel found in the Internal Revenue Code.

We have recently commenced an effort to change the current definition of “biodiesel” in the Internal Revenue Code so that it would include our bio-fuel and to have the benefit of such a change extend beyond the current expiration date of December 31, 2008. The effect of such a change would be to qualify our bio-fuel for the same $1 per gallon income tax credit currently afforded biodiesel.  We anticipate, however, that this effort will likely be subject to numerous obstacles and there can be no assurance that we will be successful. In order to position ourselves for tax credit qualification in the event of a beneficial change in the law, we have already initiated the necessary registration and approval process with the Internal Revenue Service. This application and approval process could require significant lead time and there can be no assurance that such approval would be obtained.

With respect to excise taxes, it is likely that our bio-fuel meets the definition of “alternative fuel” for purposes of credits against the excise tax on the retail sale of diesel fuel and alternative fuel and for purposes of credits against the excise tax on the entry, removal or sale of taxable fuels. These credits against excise tax exceed the amount of the applicable tax by at least $0.256 per gallon, and the excess credits are refundable. It therefore would be beneficial for us to qualify for these excise tax credits; however, we may not be subject to the excise tax on alternative fuel unless and until we engage in the retail sale of our bio-fuel for use as a fuel in a motor vehicle or motorboat. Similarly, we may not be subject to the excise tax on diesel fuel unless and until our bio-fuel is deemed suitable for use in a diesel-powered highway vehicle or diesel-powered train. We will only be able to claim credits against excise taxes to the extent we are subject to those excise taxes.

Although we are not entitled to any credits against excise taxes, we believe that mixing our bio-fuel with diesel or kerosene could result in an “alternative fuel mixture” as that term is used in the Code. If that were the case, we could be entitled to a payment from the Internal Revenue Service equal to $0.50 per gallon of alternative fuel used in such mixture that we produce, even though such fuel is not used in a motor vehicle or motorboat. Generally, the benefit of income tax credits, such as the biodiesel credits for which we are trying to qualify (which may be up to $1 per gallon), are reduced by the amount of any such payments received. As a result, a portion of any income tax credit for which we may qualify could be offset by the $0.50 per gallon payment for alternative fuel mixtures.

 Our ability to produce and distribute commercially viable bio-fuel is unproven, which could have a detrimental effect on our ability to generate or sustain revenues.

While production of bio-fuel from vegetable oils or animal fats is not a new technology, the technologies we are pursuing for H2Diesel Bio-fuel production have never been utilized on a commercial basis. The H2Diesel Bio-fuel we produce using our technology, while intended as a new class of bio-fuel or fuel additive for power generation, heavy equipment, marine use and as a heating fuel, is in fact a new bio-fuel that may never achieve technical or commercial viability. All of the tests conducted to date by us with respect to the technology have been performed in a limited scale environment and the same or similar results may not be obtainable at competitive costs on a large-scale commercial basis. We have never utilized the technology under the conditions or in the volumes that will be required for us to be profitable and cannot predict all of the difficulties that may arise. The technology, when used, may require further research, development, regulatory approvals, environmental permits, design and testing prior to commercialization. Accordingly, the technology or the H2Diesel Bio-fuel may not perform successfully on a commercial basis and may never generate any revenues or be profitable.

Our business depends on proprietary technology that we may not be able to protect and may infringe on the intellectual property rights of others.

Our success will depend, in part, on our technlogy's commercial viability and on the strength of our intellectual property rights. The technology is not patented and the only intellectual property rights that exist at present, if any, are trade secret rights. However, trade secrets are difficult to protect and others could independently develop substantially equivalent technology, otherwise gain access to trade secrets relating to the technology, including through analysis or “reverse engineering” of the Additive or H2Diesel Bio-fuel made with the technology. Accordingly, we may not be able to protect the rights to our trade secrets. In addition, our agreements with our employees, consultants, advisors, sublicensees and strategic partners restricting the disclosure and use of trade secrets, inventions and confidential information relating to the technology may not provide meaningful protection in the event of unauthorized use or disclosure.

H2Diesel recently filed a U.S. nonprovisional patent application as well as foreign patent applications on behalf of the inventor.  It could take several years for the applications to be processed. However, patent protection may not be obtainable for the Technology whether in the U.S. or abroad. Alternatively, any protection that is obtained may not be broad enough to be effective and of value, or it may not withstand challenges as to validity and enforceability.

Third parties may assert that the technology, or the products we or our sub-licensees commercialize using the technology, infringes upon their proprietary rights. We have yet to complete an infringement analysis and, even if such an analysis were available at the current time, it is virtually impossible for us to be certain that no infringement exists, particularly in our case where our products have not yet been fully developed. Further, because we have licensed the technology from foreign and previously unknown third parties, there are additional inherent uncertainties about the origin and ownership of the intellectual property that could contribute to our infringement exposure.

We may need to acquire additional licenses from third parties in order to avoid infringement. Any required license may not be available to us on acceptable terms, or at all.

We could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party’s intellectual property rights as well as in enforcing our rights against others, and if we are found to infringe, the manufacture, sale and use of our or our sub-licensees’ products could be enjoined. Any claims against us, with or without merit, would likely be time-consuming, requiring our management team to dedicate substantial time to addressing the issues presented. Furthermore, the parties bringing claims may have greater resources than we do.

We may not be able to achieve the objectives set forth in our new strategic business plan.

Our exclusive perpetual license allows us to exploit our proprietary technology in North America, Central America and the Caribbean. Our business plan currently consists of developing two revenue streams: (a) direct sales from manufacturing plants that we may build or acquire in order to process, market and sell H2Diesel Bio-fuel and key additives, and (b) the collection of royalties through sublicensing our proprietary technology. To date, we have only entered into the Sublicense Agreement with Xethanol Corporation. Although we intend to enter into additional sublicense agreements, we cannot assure you that we will be able to do so. We also have not commenced the design, engineering, development or construction of any manufacturing plants.

The strategic relationships upon which we may rely are subject to change.

Our ability to successfully sublicense our technology to third parties, to develop and operate manufacturing plants, and to identify and enter into commercial arrangements with customers will depend on developing and maintaining close working relationships with industry participants. Our success in this area will also depend on our ability to select and evaluate suitable projects, as well as to consummate transactions. These realities may impair our ability to grow.

To develop our business, we will use the business relationships of our management team (including those of any future management we retain) and those of our sublicensees in order to form strategic relationships. These relationships may take the form of joint ventures with other private parties or local government bodies or contractual arrangements with alternative fuel companies. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that these relationships will be maintained, particularly if members of our management team leave. In addition, the dynamics of our relationships with strategic partners may require us to incur expenses or undertake activities we would not otherwise be inclined to incur or undertake in order to fulfill our obligations to these partners or maintain these relationships. If we do not successfully establish or maintain strategic relationships, our business may be negatively impacted.

Moreover, reliance upon strategic partners to manufacture and sell bio-fuel using our Technology subjects us to additional risks, including a limited ability to control the quality of such fuel, the failure of such partners to perform in accordance with the terms of agreements that they may enter into with us. Arrangements we enter into with such partners may compete with any bio-fuel that we may manufacture at our own plants and therefore may limit our organic growth.

We may be unable to compete successfully in the highly competitive alternative fuels market.

The market for the manufacture, marketing and sale of bio-fuels (such as bio-diesel) and other alternative fuels is highly competitive. According to the National Bio-diesel Board (NBB), as of January 31, 2007, there are at least 105 companies that are engaged in the development, manufacture and marketing of bio-diesel fuel, with current production capacity estimated at 864 million gallons per year. The NBB further estimates that another 1.7 billion gallons of annual plant capacity are under development. Such competition could be intense thus driving up the costs of feedstock, plant construction, attracting and retaining qualified engineers, chemists and other key employees, as well as other operating expenses. Moreover, if production capacity in the industry increases faster than demand for bio-fuels (including bio-diesel), sale prices could be depressed. Falling oil prices would also negatively affect demand for and the competitive position of alternative fuels such as our bio-fuel. We will also compete with petroleum fuels.

Competition from alternative fuels will likely increase as prices of energy on the commodities market, including oil and bio-diesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. This could also have a negative impact on us or our sublicensees’ ability to obtain additional capital from investors. Larger foreign owned and domestic companies which have been engaged in this business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own fuel manufacturing and marketing operations, which may give them a competitive advantage. In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests.

If we or our sublicensees are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operation and financial condition.

Xethanol owns a significant portion of our common stock and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

As of July 3, 2007, Xethanol owned approximately 34% of our outstanding common stock. Accordingly, Xethanol will be able to exercise significant influence over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors. In addition, Xethanol would be able to exercise significant influence over the outcome of any proposed merger or consolidation of our company. Xethanol’s ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

The Xethanol registration rights agreement requires us, not prior to six months after the date of effectiveness of the “resale” registration statement filed for the October 2006 private placement, to file a registration statement to facilitate the spin off to Xethanol’s stockholders of the shares of our common stock issued to Xethanol in the merger, and to use our commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable.

Risks Related to Our Industry

Prices and markets for bio-fuel (such as bio-diesel fuel) demand are unpredictable and tend to fluctuate significantly.

The price of bio-fuels is determined based on world demand, supply and other factors both with respect to bio-fuels (including bio-diesel) as well as conventional and other alternative fuels, all of which are beyond our control. World prices for bio-diesel fuel have fluctuated widely in recent years and we expect that prices will continue to fluctuate. Price fluctuations will have a significant impact upon our revenue, results of operations and on our general financial condition. Price fluctuations for bio-diesel and other fuel may also impact the investment market, and our ability to raise investor capital. Future decreases in the price of bio-diesel and competing fuels may have a material adverse effect on our financial condition and future results of operations. In addition, in the United States, demand for bio-fuels is affected by certain federal and state tax benefits. The applicability, reduction or repeal of such tax benefits could adversely affect our business. Moreover, the H2Diesel Bio-fuel may not be eligible for the same tax incentives provided to the bio-diesel industry.

Engineering, constructing and operating biofuel manufacturing plants involves a high degree of risk.

Engineering, constructing and operating bio-fuel manufacturing plants involves a high degree of risk, particularly when new technology such as ours is involved. These risks are more acute in the earlier stages of development. Our expenditures in developing manufacturing plants may not result in commercially viable projects. We cannot project the costs of constructing and operating manufacturing plants due to the inherent uncertainties of future feedstock prices, and the future pricing of oil, diesel fuel, bio-diesel fuel, heating fuel, fuel additives and other alternative fuels, the costs associated with encountering unknown obstacles, and changes in market demands. If construction costs exceed our or our sublicensees’ estimates or if our or our sublicensees’ efforts do not produce results which meet our expectations, our business may not be commercially successful, which would have a material adverse effect on our results of operations and financial condition.

Our technology may become ineffective or obsolete.

To be competitive in the bio-fuel industry, we may be required to continually enhance and update our Technology. The costs of doing so may be substantial, and may be higher than the costs that we anticipate for technology maintenance and development. If we are unable to maintain the efficacy of our Technology, our ability to manage our business and to compete may be negatively impaired. The impact of technical shortcomings could have a material adverse effect on our prospects, business, financial condition, and results of operations.

We operate in a highly regulated industry, and our business may be adversely affected by regulatory and environmental risks.

Our business is subject to environmental risks and hazards and we are subject to environmental regulation implemented and/or imposed by a variety of international conventions as well as federal, state, provincial, and municipal laws and regulations. Environmental laws restrict and prohibit spills, discharges and emissions of various substances produced in association with our bio-fuel manufacturing operations. Environmental laws also require that manufacturing plants are operated, maintained and closed in such a way that satisfies applicable regulatory authorities.

In order to be legally marketable as a fuel for on-road motor applications, the H2Diesel Bio-fuel must be registered with U.S. EPA and comply with U.S. EPA’s rigorous health effects regulations. We have not yet applied for such registration.

There are no readily apparent U.S. EPA regulatory fuel certification requirements applicable to using the H2Diesel Bio-fuel in a stationary source, such as utility power generation applications or home heating fuel, or in certain marine applications. There may, however, be requirements applicable to emissions from individual furnaces, boilers, etc. As a practical matter, market acceptance of the H2Diesel Bio-fuel may be limited until we can demonstrate that (i) the H2Diesel Bio-fuel is comparable to conventional fuels, from an energy content and emissions perspective, as well as handling and storage perspectives, and (ii) that the H2Diesel Bio-fuel is compatible with existing heating systems or power generation systems and other combustion systems. To date, we have not demonstrated any of the foregoing in such commercially available systems. In addition, initial testing done on the H2Diesel Bio-fuel in a burner indicated that the H2Diesel Bio-fuel may require further development so that its viscosity is more stable under certain temperature conditions.

We are evaluating the regulatory requirements for using our fuel in motor vehicle applications in our territory outside the United States.

Compliance with environmental laws can require significant expenditures and a violation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner we expect may result in stricter standards and enforcement, larger fines and liability, as well as potentially increased capital expenditures and operating costs. Compliance with environmental laws may cause us to limit our production, significantly increase the costs of our operations and activities, or otherwise adversely affect our financial condition, results of operations, and/or prospects.

Our business is subject to local legal, political, and economic factors.

We expect to operate our business in North America, Central America and the Caribbean and we have a right of first offer for any other territories (other than Italy and Paraguay). Not all of these areas have stable legal, political and economic conditions. For the areas that have stable legal, political and economic conditions, there is the risk that these conditions will change. These risks include, but are not limited to, terrorism, military repression, interference with private contract rights, currency fluctuations, inflation, exchange controls and other laws or policies affecting environmental issues (including land use and water use), workplace safety, foreign investment, foreign trade, investment or taxation, restrictions imposed on the alternative fuel industry (such as restrictions on production) and price controls and export controls. Any changes in alternative fuel, financial incentives, investment regulations, policies or a shift in political attitudes within our operating area are beyond our control and may adversely affect our business and future financial results.

Risks Related to Our Common Stock

Our shares of our common stock may continue to be subject to price fluctuations and illiquidity because our shares may continue to be thinly traded.

Although a trading market for our common stock exists, the trading volume has historically been insignificant, and an active trading market for our common stock may never develop.

There currently is no analyst coverage of our business. Very few shares of our common stock are currently outstanding, and the amount of shares in our public “float” will continue to be limited. As a result of the thin trading market for our common stock, and the lack of analyst coverage, the market price for our shares may continue to fluctuate significantly, and will likely fluctuate more than the stock market as a whole. There may be a limited demand for shares of our common stock due to the reluctance or inability of certain investors to buy stocks quoted for trading on the OTC Bulletin Board, lack of analyst coverage of our common stock, and a negative perception by investors of stocks traded on the OTC Bulletin Board; as a result, even if prices appear favorable, there may not be sufficient demand in order to complete a stockholder’s sell order.

Without an active public trading market or broader public ownership, shares of our common stock are likely to be less liquid than the stock of most public companies, and any of our stockholders who attempt to sell their shares in any significant volumes may not be able to do so at all, or without depressing the publicly quoted bid prices for their shares.

The market price of our common stock is likely to be volatile.

The market price of our common stock is likely to be volatile as a result of many factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in the market for alternative fuels and generally in the capital markets;

•	changes in the social, political and economic climate in the regions in which we operate;

•	a lack of public awareness about availability of alternative fuels;

•	announcements of technological innovations or new products available to the alternative fuel industry;

•	developments concerning intellectual property rights and regulatory approvals;

•	fluctuations in interest rates, exchange rates and the availability of capital in the capital markets; and

•	the impact of sales and trading activity with respect to our common stock in the market.

These and other factors are largely beyond our control, and the impact of these risks, singly or in the aggregate, may result in material adverse changes to the market price of the common stock and/or our results of operation and financial condition.

We may not be able to attract the attention of brokerage firms for research and support.

Additional risks may exist because we are an OTC Bulletin Board Company that became public without an underwritten offering. Securities analysts of brokerage firms may not provide us with coverage because there is no incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

A significant number of our shares will become eligible for sale, and their sale could depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock.  In connection with the reverse merger, the October 2006 private placement and the May/June 2007 private placement, we are registering a total of 11,273,050 shares of our common stock held by non-affiliate selling stockholders, including shares issuable upon conversion of our Series A preferred stock, for payment of dividends on our Series A preferred stock and upon the exercise of warrants, that may be available for trading in the public market, which could decrease the price of our common stock.

In addition, upon registration for distribution pursuant to the registration rights agreement we entered into with Xethanol, which may occur as early as six months following the effectiveness of the registration statement discussed above, 5,850,000 additional shares of our common stock will be available for trading in the public market, which could further decrease the price of our common stock.

Some or all of these shares of common stock may be offered from time to time in the open market pursuant to such Registration Statement or Rule 144, and these sales may have a depressive effect on the market for the shares of our common stock. In general, a person who has held for a period of one year, restricted shares of an OTC Bulletin Board listed company may, upon filing with the SEC a notification on Form 144, sell into the market common stock in an amount up to 1% of the outstanding shares. Such sales may be repeated once every three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

Our common stock may be considered “a penny stock” and may be difficult to sell.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. To the extent the market price of our publicly traded common stock is less than $5.00 per share, it may be designated as a “penny stock” according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Mergers of the type we just completed are often heavily scrutinized by the SEC and we may encounter difficulties or delays in obtaining future regulatory approvals.

Historically, the SEC and stock exchanges have not generally favored transactions in which a privately-held company merges into a largely inactive company with publicly traded stock, and there is a significant risk that we may encounter difficulties in obtaining the regulatory approvals necessary to conduct future financing or acquisition transactions, or to eventually achieve a listing of shares on the a national securities market. On June 29, 2005, the SEC adopted rules dealing with private company mergers into dormant or inactive public companies. As a result, it is likely that we will be scrutinized carefully by the SEC and possibly by any national securities market on which we may seek to list our shares in the future, which could result in difficulties or delays in achieving SEC clearance of any future registration statements or other SEC filings that we may pursue, in attracting broker-dealers to serve as market-makers in our stock, or in achieving admission to any national securities market. As a consequence, our financial condition and the value and liquidity of your shares may be negatively impacted.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward−looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward−looking statements as a result of certain factors, including those set forth above under the heading “Risk Factors” beginning on page 4 and elsewhere in this prospectus and under the heading “Risk Factors” in our Form 10−KSB for the year ended December 31, 2006.  Important factors that may cause actual results to differ from projections include:

•	our lack of operating history;

•	our dependence on additional financing;

•	our inability to establish production facilities for our bio−fuel and to generate revenues from sales of our bio−fuel;

•
our inability to enter into acceptable sublicensing agreements with respect to our technology or the inability of any sublicensee to successfully manufacture, market or sell bio−fuel utilizing our licensed technology;

•	competition;

•
governmental regulation and oversight, including whether or not we are able to obtain the governmental approvals necessary to allow our bio−fuel to be marketed as “bio−diesel,” a fuel additive, or, alternatively, to be marketed as a new class of bio−fuel;

•	market acceptance of our bio−fuel;

•	unexpected costs and operating deficits, and lower than expected revenues; and

•	adverse results of any legal proceedings.

All statements, other than statements of historical facts, included in these offering materials or otherwise provided by us regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward−looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward−looking statements, although not all forward−looking statements contain such identifying words. All forward−looking statements speak only as of their respective dates. We do not undertake any obligation to update any forward−looking statements or other information contained in this prospectus. You should not place undue reliance on these forward−looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward−looking statements in this prospectus are reasonable, these plans, intentions or expectations ay not be achieved.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the U.S. Securities and Exchange Commission, or the SEC, to register the shares of our common stock being offered by this prospectus.  In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information that we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities.  The SEC maintains a website, http://www.sec.gov, that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the SEC, including us.  Our SEC filings are also available to the public from commercial document retrieval services.  Information contained on our website should not be considered part of this prospectus.

You may also request a copy of our filings at no cost by writing or telephoning us at:

H2Diesel Holdings, Inc.
11111 Katy Freeway, Suite 910
Houston, Texas 77079
Attention:  Mr. David A. Gillespie
President & Chief Executive Officer
(713) 973-5720

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders who will receive all of the proceeds from the sale of the shares.  We will not receive any proceeds from the sale of shares of common stock in this offering except upon the exercise of outstanding warrants.  We could receive up to $3,539,250 from the cash exercise price upon exercise of warrants held by selling stockholders.  We expect to use the proceeds received from the exercise of the warrants, if any, for working capital and general corporate purposes.  We will bear all expenses of registration incurred in connection with this offering, but all commissions, selling and other expenses incurred by the selling stockholders to underwriters, agents, brokers and dealers will be borne by them.  We estimate that our expenses in connection with the filing of the registration statement of which this prospectus is a part will be approximately $22,400.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our common stock is traded on the OTC Bulletin Board under the symbol “HTWO.OB.” The following table sets forth the high and low bid prices per share of our common stock for the periods indicated.

	High	Low
2005
First Quarter	$0.00	$0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	0.00	0.00

2006
First Quarter	$0.00	$0.00
Second Quarter	0.00	0.00
Third Quarter	0.00	0.00
Fourth Quarter	10.00	8.50

2007
First Quarter	$12.00	$4.10
Second Quarter	8.00	5.49
Third Quarter (through July 3, 2007)	5.40	5.30

On July 3, 2007, the closing price of our common stock, as reported by the OTC Bulletin Board Market, was $5.35 per share.

The high and low prices in the table reflect inter−dealer prices, without retail mark−up, markdown or commission and may not represent actual transactions. The source of the high and low bid information is OTC Bulletin Board Market.

Stockholders

The approximate number of holders of record of our common stock as of July 3, 2007 was 92, inclusive of those brokerage firms and/or clearing houses holding shares of common stock for their clientele (with each such brokerage house and/or clearing house being considered as one holder). As of July 3, 2007, we had 17,266,150 shares of common stock outstanding.

Dividends

We have never declared or paid dividends on our common stock. We do not intend to declare dividends in the foreseeable future because we anticipate that we will reinvest any future earnings into the development and growth of our business. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our Board of Directors in its discretion deems relevant.

Purchases of Equity Securities

In connection with the Merger, we entered into the Purchase and Repayment Agreement pursuant to which Mr. Hess was paid $300,000 and sold 29,075,000 shares of company common stock back to us.

Registration Rights

Under the terms of the October 2006 Private Placement, H2Diesel entered into a Registration Rights Agreement dated October 17, 2006 with the purchasers of its common stock. In connection with the Merger, we assumed H2Diesel’s obligations under the Registration Rights Agreement. Under the Registration Rights Agreement, we are required to file a “resale” registration statement with the SEC covering the 2,915,000 shares of H2Diesel common stock issued in the Private Placement (and converted into Company common stock in the Merger). We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until October 20, 2007, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations. We agreed to use our best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). Because we did not file the registration statement prior to November 20, 2006 (the “Filing Deadline”), we issued additional shares of Company common stock to the purchasers in the Private Placement, in an amount equal to 6% of the shares sold.

In consideration of Xethanol Corporation’s (“Xethanol”) execution and delivery of a written consent of the stockholders of H2Diesel to the Merger, H2Diesel entered into a separate registration rights agreement with Xethanol (the “Xethanol Registration Rights Agreement”). In connection with the Merger, we assumed H2Diesel’s obligations under the Xethanol Registration Rights Agreement. The Xethanol Registration Rights Agreement requires us, upon the written request of Xethanol, but not prior to six months after the date of effectiveness of the “resale” registration statement discussed above, to file a registration statement with the SEC in form and substance sufficient to facilitate the spin off to Xethanol’s stockholders of the shares of Company common stock issued to Xethanol in the Merger, and to use our commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter.

In connection with the May 2007 Private Placement, we agreed to register the resale of the shares of common stock issuable (i) upon conversion of the Preferred Stock, (ii) as dividends on the Preferred Stock and (iii) upon exercise of the warrants, all in accordance with a Registration Rights Agreement dated May 9, 2007 among the Company and each of the investors in the May 2007 Private Placement (the “May 2007 Registration Rights Agreement”). Under the May 2007 Registration Rights Agreement, we are required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the May 2007 Private Placement.

DESCRIPTION OF BUSINESS

Background

We are a development stage company that, through our wholly owned subsidiary, H2Diesel Inc., a Delaware corporation (“H2Diesel”), holds an exclusive license for North America, Central America and the Caribbean (the “Territory”) to exploit proprietary technology (the “Technology”) to manufacture bio-fuel that is intended to be marketed as a new class of bio-fuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel (the “H2Diesel Bio-fuel”). We acquired H2Diesel on October 20, 2006 in a so-called “reverse merger” transaction (such merger, the “Merger”). As a result of the Merger, a change of control occurred as former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, par value $.001 per share (“Company Common Stock”) and we ceased being a “shell company” as such term is defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Following the Merger we changed the name of our company to “H2Diesel Holdings, Inc.” and our trading symbol on the OTC Bulletin Board was changed to “HTWO.OB”.

The Merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated October 17, 2006 (the “Merger Agreement”). Shortly before the closing of the Merger, H2Diesel completed a private offering (the “October 2006 Private Placement”) to accredited investors of 2,915,000 shares of its common stock, par value $.0001 per share (“H2 Common Stock”), and received gross proceeds of $2,915,000 at the closing of the October 2006 Private Placement, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock (the “Demand Note”) at price of $1.00 per share.

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the Merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2 Common Stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of Company Common Stock as a result of the Merger. The Company did not have any warrants or options to purchase shares of its capital stock outstanding immediately prior to the closing of the Merger.

Pursuant to a Purchase and Repayment Agreement, dated October 20, 2006 (the “Purchase and Repayment Agreement”) between the Company and Joseph Hess, the former chief executive officer of the Company, which was entered into in connection with the Merger, we paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by the Company to Mr. Hess in the amount of $215,945 and the sale to us of 29,075,000 shares of Company Common Stock, which shares were then cancelled at the closing of the Merger. Immediately following the closing of the Merger and pursuant to an Acquisition Agreement dated October 20, 2006 (the “Acquisition Agreement”), and as part of the consideration for the repurchase of Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of our subsidiary, Action Wireless, Inc., a Florida corporation (“Action Wireless”), through which we conducted our historical wireless products reseller business, and Mr. Hess assumed and agreed to indemnify and hold us harmless from the historical and future liabilities of those operations. Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company Common Stock outstanding before giving effect to the stock issued in the Merger. We currently intend to carry on H2Diesel’s business as our sole line of business.

After the closing of the Merger, we had outstanding 17,091,250 shares of Company Common Stock and warrants and options to purchase 5,571,500 shares of Company Common Stock.

H2Diesel commenced business in February 2006 when Lee S. Rosen, our Chairman, formed H2Diesel to acquire the exclusive license rights to, and commercialize, the Technology to manufacture the H2Diesel Bio-fuel in the Territory.

Corporate Information

The address of our principal executive office is 11111 Katy Freeway, Suite 910, Houston, Texas, and our telephone number at that address is (713) 973-5720.

Description of the Proprietary Technology

H2Diesel’s rights to the Technology were acquired pursuant to an Exclusive License Agreement dated March 20, 2006, with Ferdinando Petrucci (the “Inventor”), as amended (the “License Agreement”). Under the License Agreement, H2Diesel has been granted a perpetual exclusive license to make, use and exploit a chemical additive (the “Additive”) for use in making the H2Diesel Bio-fuel and related know how in the Territory. Additionally, H2Diesel has a right of first offer for any other territories (other than Italy and Paraguay).

Under the License Agreement, we are required to make a $600,000 payment to the Inventor on or before July 31, 2007, and an additional $1.5 million payment on October 31, 2007. In addition, we are required to pay $1 million per year to the Inventor over the next seven years.

To the extent we default on any of these payments or breach any other material provisions of our license, the Inventor may be able to terminate the License Agreement, which is our principal asset. The License Agreement also provides that the Inventor may terminate the License Agreement if H2Diesel suffers certain bankruptcy events.

We intend to market the H2Diesel Bio-fuel as a new class of bio-fuel or fuel additive for power generation, heavy equipment, marine use and as heating fuel. We have not yet applied for Environmental Protection Agency (“EPA”) registration for vehicle use.  Additionally, we are evaluating the regulatory requirements for using our fuel in motor vehicle applications in our territory outside of the United States.

H2Diesel believes that its Technology, as compared to current methods used in the production of bio-diesel fuel, is a substantially less complex process and thus offers important advantages. Conventional bio-diesel is made utilizing a chemical reaction known as transesterification. A vegetable oil reacts with an esterifying agent, usually an alcohol such as methanol or ethanol to form two principal products: a methyl ester, which is the bio-diesel product, and glycerin. The reaction can be undertaken with or without a catalyst, typically with the input of additional energy and at atmospheric pressure. H2Diesel’s Technology instead combines water with the Additive to produce a mixture. The mixture is then combined with a vegetable oil or animal fat feedstock to produce H2Diesel Bio-fuel. Glycerin is not a by-product of the H2Diesel Bio-fuel production process. We believe that there is no other process step other than, possibly, some filtration depending on feedstock and application.

Revenue Model

Our business strategy consists of developing two revenue streams: (a) direct sales from manufacturing plants that we may purchase or build (either directly or through joint ventures) in order to process, market and sell the Additive and/or H2Diesel Bio-fuel using our Technology and (b) the collection of royalties through sublicensing the Technology.

In April, 2006, H2Diesel entered into an initial sublicense agreement with Xethanol Corporation (as amended and restated in June of 2006, the “Sublicense Agreement”) pursuant to which it granted Xethanol a ten year exclusive right, subject to H2Diesel’s retained rights of use, to make and sell H2Diesel Bio-fuel and other chemicals using the Additive (“Products”) in the states of Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia and Florida (collectively, the “Territory”) and a non-exclusive right to sell Products anywhere in the Territory. Under the Sublicense Agreement, we will be obligated to supply Xethanol with the Additive necessary for its production of Products, including bio-diesel fuel, at a purchase price equal to the lesser of our actual cost of the raw materials for the Additive plus 10 percent or the lowest price for the Additive charged to a third party that is not controlled by us.

The Sublicense Agreement also requires Xethanol to pay to us a quarterly royalty per gallon of Product sold directly or indirectly by or through Xethanol, its agents, affiliates, subsidiaries and permitted sub-sublicensees equal to the lesser of (a) $0.10 and (b) the lowest royalty per gallon of Product that is charged as a royalty to any other sublicensed third party that is not controlled by us. In addition, Xethanol is obligated to pay such royalty with respect to a minimum of 20 million gallons of fuel during the first 12 months following the date (the “Trigger Date”) that we inform Xethanol that we are ready to accept orders for the Additive and provide the necessary engineering specifications for a process plant to produce Products, including bio-diesel fuel, using the Technology. Thereafter, the required minimum volume increases by 10 million gallons in each subsequent 12 month period during the term (i.e., 30 million gallons for the first subsequent 12 month period, 40 million gallons for the second subsequent period, etc.). If Xethanol fails to pay the minimum mandatory royalties during the first three years following the Trigger Date, H2Diesel may terminate the Sublicense Agreement or convert it to a non-exclusive basis; provided, that the obligation to pay the minimum royalty is irrevocable in respect of the first year following the Trigger Date. After the first three years following the Trigger Date, a failure to pay the minimum royalties results in the automatic conversion of the Sublicense Agreement to a non-exclusive basis. The Sublicense Agreement will automatically renew at the end of the initial 10 year term for successive one year terms (subject to the right to terminate for default) provided that the rate will adjust in accordance with the GNP Implicit Price Deflator.

Concurrently with the Sublicense Agreement, H2Diesel and Xethanol also entered into a Technology Access Agreement dated June 15, 2006 (the “Technology Agreement”), which provides Xethanol access to the formula and know how to manufacture the Additive if H2Diesel suffers certain bankruptcy events or is involved in a change of control in which the acquiring or resulting entity is a competitor of Xethanol, does not have the financial capacity to perform the obligations of H2Diesel under the Sublicense Agreement or fails to assume in writing such obligations.

Manufacturing

While we do not yet own or lease any production facilities, we are exploring various options to develop production capacity for our bio-fuel.  In March 2007, we entered into a Letter of Intent with Twin Rivers Technologies, LP to advance the development of our first production plant at Twin Rivers’ facility located in Quincy, MA. The Letter of Intent contemplates an exclusive period during which Twin Rivers will negotiate with H2Diesel regarding definitive agreements covering the siting, construction, operation and management of H2Diesel’s proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished bio-fuel by Twin Rivers from the facility.

Acquisition or construction of plant facilities may take several forms, including the leasing of plant facilities, joint ventures with third parties, including manufacturers of ethanol and bio-diesel or consumers of bio-diesel such as trucking and transportation companies, or direct ownership.

The acquisition of manufacturing plants will require us to (i) identify suitable facilities that can be cost-effectively modified for our needs, (ii) conduct due diligence with respect to such facilities, including investigation of environmental risks and permitting, (iii) negotiate acceptable purchase or lease agreements and (iv) finance any such acquisitions and capital improvements. The construction of new facilities would require us to identify appropriate sites to locate plants. In either case, production facilities will need to be engineered and constructed or, in the case of existing plants, appropriate modifications completed. Also, we would have to establish relationships with engineering firms, construction companies and other service providers, as well as supplier relationships to obtain sources of the components of the Additive and, if we manufacture bio-diesel fuel, vegetable oil feed stock.

Plant development, whether acquired or constructed, will require us to obtain government permits and various regulatory approvals (including environmental, zoning and construction permits), which will likely vary from location to location and may cause delays and add significant costs.

Competition

The market for the manufacture, marketing and sale of bio-diesel, heating and other alternative fuels is highly competitive. According to the National Biodiesel Board (NBB), as of January 31, 2007, there are at least 105 companies that are engaged in the development, manufacture and marketing of bio-diesel fuel, with current production capacity estimated at 864 million gallons per year. The NBB further estimates that another 1.7 billion gallons of annual plant capacity are under development. (Note, the preceding data reflect capacity, not actual production levels or demand.) Such competition could be intense, thus driving up the costs of feedstock, plant construction, attracting and retaining qualified engineers, chemists and other key employees, as well as other operating expenses. Moreover, if production capacity in the industry increases faster than demand for bio-diesel and other alternative fuels, sale prices could be depressed. Falling oil prices would also negatively affect demand and the competitive position of bio fuel. We will also compete with petroleum fuels.

Competition from other alternative fuels will likely increase if prices of energy on the commodities markets, including oil and bio-diesel, rise, as they have in recent years. Additionally, new companies are constantly entering the market, thus increasing the competition. This could also have a negative impact on us or our sublicensees’ ability to obtain additional capital from investors.  Larger foreign owned and domestic companies which have been engaged in this business for substantially longer periods of time may have access to greater financial and other resources. These companies may have greater success in the recruitment and retention of qualified employees, as well as in conducting their own fuel manufacturing and marketing operations, which may give them a competitive advantage.

In addition, actual or potential competitors may be strengthened through the acquisition of additional assets and interests. If we or our sublicensees are unable to compete effectively or adequately respond to competitive pressures, this may materially adversely affect our results of operations and financial condition. On the other hand, if petroleum prices fall, competition from such fuels will intensify.

Intellectual Property

H2Diesel relies on its contractual exclusivity in North America, Central America and the Caribbean with the Inventor under the License Agreement, and on a combination of the Inventor’s know-how and trade secret rights as well as potential patent rights to establish and protect rights in the Technology. On April 27, 2006, H2Diesel filed a U.S. provisional patent application on behalf of the Inventor titled “Biofuel Additive and Method of Producing a Biofuel” directed to the Technology. On April 23, 2007, we filed a U.S. nonprovisional patent application and foreign patent applications for the Technology. Until patent protection is granted, we must rely on trade secret protection, which requires reasonable steps to preserve secrecy. Therefore, we require that our personnel, contractors and sublicensees not disclose the trade secrets and confidential information pertaining to the Technology. In addition, trade secret protection does not provide any barrier to a third party “reverse engineering” fuel made with the Technology, to the extent that the Technology is readily ascertainable by proper means.

Research and Development Costs

To the date of this prospectus, H2Diesel has conducted limited development activities consisting solely of initial testing in laboratory conditions of the performance of the H2Diesel Bio-fuel made with the Technology. To date we have spent $187,391 in such testing.

Governmental Regulations

There are no readily apparent U.S. EPA regulatory fuel certification requirements applicable to using the H2Diesel Bio-fuel in a stationary source, such as industrial applications or home heating fuel, or in certain marine applications. There may, however, be requirements applicable to emissions from individual furnaces, boiler, etc. As a practical matter, market acceptance of the H2Diesel Bio-fuel may be limited until we can demonstrate that (i) the H2Diesel Bio-fuel is comparable to conventional fuels, from an energy content and emissions perspective, as well as handling and storage perspectives, and (ii) that the H2Diesel Bio-fuel is compatible with existing heating systems or power generation systems and other combustion systems. To date, we have not demonstrated any of the foregoing in such commercially available systems. In addition, initial testing done on the H2Diesel Bio-fuel in a burner indicated that the H2Diesel Bio-fuel requires further development so that its viscosity is more stable under certain temperature conditions.

In order to be legally marketable as a fuel for on-road motor applications, the H2Diesel Bio-fuel must be registered with U.S. EPA and comply with U.S. EPA’s health effects regulations. Under these regulations, a company registering a fuel must either complete a literature review and possibly health effects testing, or submit an application with a group of other companies manufacturing similar fuels. We have not yet sought EPA approval as described above for our fuel to be used on on-road motor vehicle applications.

We are evaluating the regulatory requirements for using our fuel in motor vehicle applications in our territory outside the United States.

Environmental permitting of bio-fuel manufacturing facilities varies with the characteristics of individual plants. Our bio-fuel is manufactured using a process that is believed to yield little, if any wastes, emissions or discharges, although there may be some air emissions that could require us to obtain air emission permits to construct and operate any plants we may build or acquire.

Because our bio-fuel is not “biodiesel,” we are not eligible for the same tax credits for biodiesel, agri-biodiesel and renewable diesel found in the Internal Revenue Code of 1986, as amended (the “Code”). We may, however, be eligible for credits as “bio-mass.”

In addition, several states also offer state tax incentives for the production of biodiesel and bio-mass. Most of these states define the term “biodiesel” using the same definition as the Code’s. Accordingly, although we believe that the cost of producing our bio-fuel will be significantly lower than the cost of producing biodiesel using conventional technologies, a portion of this cost advantage may be offset by the ability of producers of conventional biodiesel to obtain income tax credits. Unless extended or amended, the current credits for biodiesel, agri-biodiesel and renewable diesel found in the Code will expire on December 31, 2008.

We have recently commenced an effort to obtain a change in the Code’s definitions to include our bio-fuel, and to have the benefit of such a change extend beyond the current expiration date of December 31, 2008.  The effect of such a change would be to qualify our bio-fuel for the same $1 per gallon income tax credit currently afforded biodiesel. We anticipate, however, that this effort will likely be subject to numerous obstacles and there can be no assurance that we will be successful in our efforts. In order to position ourselves for tax credit qualification in the event of a beneficial change in the law, we have already initiated the necessary registration and approval process with the Internal Revenue Service. This application and approval process could require significant lead time and there can be no assurance that such approval would be obtained.

With respect to excise taxes, it is likely that our bio-fuel meets the definition of “alternative fuel” for purposes of credits against the excise tax on the retail sale of diesel fuel and alternative fuel and for purposes of credits against the excise tax on the entry, removal or sale of taxable fuels. These credits against excise tax exceed the amount of the applicable tax by at least $0.256 per gallon, and the excess credits are refundable. It therefore would be beneficial for us to qualify for these excise tax credits; however, we may not be subject to the excise tax on alternative fuel unless and until we engage in the retail sale of our bio-fuel for use as a fuel in a motor vehicle or motorboat. Similarly, we may not be subject to the excise tax on diesel fuel unless and until our bio-fuel is deemed suitable for use in a diesel-powered highway vehicle or diesel-powered train. We will only be able to claim credits against excise taxes to the extent we are subject to those excise taxes.

Although we are not entitled to any credits against excise taxes, we believe that mixing our bio-fuel with diesel or kerosene could result in an “alternative fuel mixture” as that term is used in the Code. If that were the case, we could be entitled to a payment from the Internal Revenue Service equal to $0.50 per gallon of alternative fuel used in such mixture that we produce, even though such fuel is not used in a motor vehicle or motorboat. Generally, the benefit of income tax credits, such as the biodiesel credits for which we are trying to qualify (which may be up to $1 per gallon), are reduced by the amount of any such payments received. As a result, a portion of any income tax credit for which we may qualify could be offset by the $0.50 per gallon payment for alternative fuel mixtures.

Employees

We have four employees, all of whom are full time employees and dedicated to technology, administration or sales. We expect to increase the number of employees as we implement our business objectives and expand our management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Property

We own no real property and currently lease our office space. Our principal executive offices are located at 11111 Katy Freeway, Suite 910, Houston, Texas 77079. We maintain an additional office located at 20283 State Road 7, Suite 47, Boca Raton, Florida 33498. Other than cash and the contracts with respect to our Technology, we have no material tangible assets.

Legal Proceedings

As of the date of this prospectus, we are not party to any lawsuits or legal proceedings.

PLAN OF OPERATION

Background

On October 20, 2006, we completed the Merger, in which H2Diesel became our wholly owned subsidiary. H2Diesel is a recently formed development stage company that holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology to manufacture bio−fuel that is intended to be marketed as a fuel for power generation, a heating fuel or, alternatively, as a new class of bio−fuel or fuel additive. As a result of the Merger, H2Diesel became our wholly−owned subsidiary, and a change of control occurred as former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock and we ceased being a “shell company” as such term is defined in Rule 12b−2 under the Exchange Act.

Shortly before the closing of the Merger, H2Diesel completed the October 2006 Private Placement in which it issued 2,915,000 shares of its common stock, and received gross proceeds of $2,915,000, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of its common stock at price of $1.00 per share.

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the Merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2 Common Stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of Company common stock as a result of the Merger. The Company did not have any warrants or options to purchase shares of its capital stock outstanding immediately prior to the closing of the Merger.

We currently intend to carry on H2Diesel’s business as our sole line of business. Following the Merger our compliance with Section 14(c) of the Exchange Act and Regulation 14C thereunder, we changed the name of the Company to “H2Diesel Holdings, Inc.” and our trading symbol on the OTC Bulletin Board was charged to “HTWO.OB.”

The Merger is being accounted for as a “reverse merger” (i.e., a recapitalization of H2Diesel), because the stockholders of H2Diesel now own a majority of the outstanding shares of our common stock immediately following the Merger. H2Diesel is deemed to be the acquiror in the Merger and, consequently, the assets and liabilities and the historical operations that are reflected in the financial statements are those of H2Diesel and will be recorded at the historical cost basis of H2Diesel. Except as described in this prospectus, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of members of our board of directors and, to our knowledge, no other arrangements exist that might result in a change of control of our company. Further, as a result of the issuance of the 15,990,000 shares of our common stock, a change in control of our company occurred on the date of the consummation of the Merger.

Plan of Operation

We are a development stage company which to date has not generated any revenues. The operation and development of our business will require substantial additional capital during 2007 to fund, among other things, our operations, payments due under the exclusive license, the acquisition or development of manufacturing plants, research and development, and the financing of future acquisitions and investments.

We have incurred a net loss of $6,362,892 and negative cash flows from operating activities of $1,913,279 since inception. As of July 3, 2007, we had approximately $3,400,000 of available cash, and had approximately $140,000 of accounts payable. Based on our current plans and projected levels of expenditures, we expect this to last through January 2008. In addition, under the exclusive license we are required to make a $600,000 payment to the Inventor on or before July 31, 2007, $1.5 million on or before October 31, 2007,  and $1.0 million annually over the following seven years.

We have financed our operations to date primarily through the sale of our common and preferred stock and warrants in privately−negotiated transactions with accredited investors.

We are unlikely to be able to continue as a going concern unless we are able to obtain additional financing. Future capital requirements could vary significantly and will depend on certain factors, many of which are not within our control. These include, among others, the ongoing development and testing of the Technology, the nature and timing of licensing and sublicensing activities, plant construction, commencement of sales, hiring qualified management and employees, responding to competitive pressures, regulatory requirements, and the availability of financing. The expansion of our business will require us to commit significant capital resources in amounts substantially in excess of our current financial resources. Any needed financing may not be available on acceptable terms. In addition, future equity financings, if any, could be dilutive to then existing stockholders. In the event we do not raise sufficient capital to meet our obligations, we are likely to be unable to continue as a going concern unless we obtain additional financing. If such additional financing is not available our shareholders may lose their entire investment in our company.

In May 2007, we received approximately $2,500,000 in net proceeds from the sale of 27,950 shares of 8% Series A Cumulative Convertible Preferred Stock (the “Preferred Stock”), at a price of $100 per share, to accredited investors in a Private Offering. Each investor will also receive a warrant exercisable for a number of shares of common stock, par value $0.001 per share, equal to 50% of the number of shares of common stock into which the Preferred Stock acquired by such investor is initially convertible. The Preferred Stock is initially convertible at a conversion price of $4.00 per share. The initial exercise price of each warrant is $6.00 per share. At any time after the first year after the closing date, the warrants can be exercised by means of a “cashless exercise”. Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per annum. Dividends will be payable in shares of common stock at a fair market value equal to the amount of dividends due. The Company may elect to pay the dividends in cash in lieu of common stock. The Preferred Stock is convertible at the election of the holder any time into shares of common stock, and will automatically convert into common stock, if outstanding, on the third anniversary of the closing date of this transaction. The Preferred Stock is not redeemable.

The sale of shares of Preferred Stock and warrants was made pursuant to a Subscription Agreement dated as of May 9, 2007, by and among the Company and each of the investors in the May 2007 Private Placement. Under the Subscription Agreement, each investor has the option until the 30th day following the closing, to purchase a number of additional shares of Preferred Stock and warrants up to each investor’s initial subscription, on the same terms as those for the May 2007 Private Placement (the “Subscriber Option”).  On June 8, 2007, we sold an additional 14,600 shares of Preferred Stock at price of $100.00 per share, in connection with exercises of the Subscriber Option. The gross proceeds from sales pursuant to exercises of the Subscriber Option were $1,460,000.

We believe that we will need approximately $5,000,000 to $10,000,000 to implement our short−term plan for growth in 2007. This plan is dependent upon our ability to manage our cash resources and arrange for financing sufficient to allow us to: (i) acquire and refurbish or construct a plant for the manufacture of our Additive and/or H2Diesel Bio−fuel using our Technology; (ii) arrange for the supply of Additive on an outsourced basis; (iii) arrange for long−term contracts for the supply of feedstock for any bio−fuel plant that we may build or acquire; (iv) enter into contracts for the sale of the bio−fuel produced from any such plant; and (v) continue our research and development efforts consisting of testing and improvement of our H2Diesel Bio−fuel, Technology and production methods. We also intend to continue our sublicensing efforts and intend to pursue patent protection for our Technology on behalf of the Inventor.

Our need for additional financing raises substantial doubt about our ability to continue as a going concern. See Note 1 to our December 31, 2006 Consolidated Financial Statements.

We recently entered into a Letter of Intent with Twin Rivers Technologies, LP with respect to the potential development of H2Diesel’s first production plant at Twin Rivers’ facility located in Quincy, MA. The Letter of Intent contemplates an exclusive period through August 31, 2007 during which Twin Rivers will negotiate with H2Diesel regarding definitive agreements covering the siting, construction, operation and management of H2Diesel’s proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished bio−fuel by Twin Rivers from the facility. There can be no assurance that definitive agreements will be entered into.

We also recently commenced an effort to obtain a change in the Code to include our bio−fuel in the $1 per gallon credit afforded biodiesel and to have the benefit of such a change extend beyond the current expiration date of December 31, 2008.  We anticipate, however, that this effort will likely be subject to numerous obstacles and there can be no assurance that we will be successful in our efforts. In order to position ourselves for tax credit qualification in the event of a beneficial change in the law, we have already initiated the necessary registration and approval process with the Internal Revenue Service. This application and approval process could require significant lead time and there can be no assurance that such approval would be obtained.

In May 2007 Connie Lausten, P.E. joined H2Diesel as VP of Legislative and Regulatory Affairs. Ms. Lausten will be responsible for working with senior management to formulate and implement corporate regulatory and legislative affairs policies and leading interactions with regulatory bodies, governmental agencies, and trade groups. She will help identify grant and public/private partnership opportunities and work to advance H2Diesel’s strategic objectives.

We also recently entered into an agreement with eBarton LLC, a renewable energy finance and transaction structuring company, to assist H2Diesel in marketing its alternative bio−fuel to utilities and independent power producers in North America. See Note 5 to our Consolidated Financial Statements for additional disclosure regarding recent events with respect to our Company.

We intend to develop a longer term business plan that could include:

•
Developing Additive and/or H2Diesel Bio−fuel production capacity through the engineering, construction and operation of domestic bio−diesel plants for our own account either directly or through joint ventures.

•	Continuing efforts to sublicense our Technology throughout our exclusive territory.

•
Finding buyers for H2Diesel Bio−fuel that we may produce. We believe the power generation heavy equipment, marine and heating fuel markets represent immediate opportunities for us to sell H2Diesel Bio−fuel. In addition, subject to our ability to obtain the necessary regulatory approvals, we believe fleet operators of trucks and other diesel powered vehicles represent a potential opportunity for bio−diesel sales due to increased government regulations on emissions, established distribution channels, and current restraints on United States bio−diesel and other alternative fuel production. In addition, governmental agencies present opportunities for sales. For example, according to a press release issued by the NBB on June 13, 2005, the United States military is the largest diesel fuel user in the world. According to the NBB, the United States Post Office, as well as other government agencies, such as the National Parks Service, is expected in the future to be a large consumer of bio−diesel blends in its vehicles.

•
Seeking out strategic joint venture partners domestically as well as in our foreign territory which can provide benefits to us in terms of commitments to buy Additive, sublicense the Technology and capital commitments necessary to engineer, construct and operate Additive and/or bio−fuel plants in the Territory.

•	Entering into feedstock supply and transportation logistics contracts in order to supply any refineries we may build or acquire.

•	Seeking qualified, experienced and motivated professionals to allow us to internalize our management team.

•	Performing product application testing to gain market acceptance of H2Diesel Bio−fuel by customers and equipment manufacturers.

Critical Accounting Policies

Our financial statements and accompany notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires we make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expense. Management evaluates the accounting policies and estimates it uses to prepare the financial statements. We base our estimates on assumptions believed to be reasonable under current facts and circumstances. The Company’s most significant estimate is the value of its Master License Agreement. Other significant estimates include the valuation of shares, stock options and warrants issued. Actual amounts and results could differ from these estimates made by management.

Off−Balance Sheet Arrangements

We do not have any off−balance sheet arrangement or commitment that will have a current effect on our financial condition, lead to changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Under the Sublicense Agreement, however, we have committed to provide Xethanol with Additive which will require us to acquire or construct a plant or obtain a third party outsourced supply of Additives. In addition, we are obligated under the License Agreement to fund an additional $9.1 million of royalties over the next eight years.

MANAGEMENT

Background of Directors and Executive Officers

Our executive officers, directors and key employees, and their positions and ages as of July 3, 2007, are as follows:

Name	Age	Position	Dates of Service
Lee S. Rosen	53	Chairman of the Board	October 2006 - current
David A. Gillespie	46	President, Chief Executive Officer and Director	October 2006 - current
Andrea Festuccia	34	Chief Technology Officer	October 2006 - current
Connie Lausten, P.E.	40	VP of Legislative and Regulatory Affairs	May 2007 - current
Phillip E. Pearce	78	Director	November 2006 - current
John E. Mack	59	Director	February 2007 - current

Each of our directors serves for a term of one year or until his successor is elected. Our officers serve at the pleasure of our Board of Directors. None of our directors or executive officers is related.

The following is a description of the business experience of each of our directors, executive officers and key employees:

Lee S. Rosen, Chairman of the Board

Mr. Rosen is a private investor. He is the founder of H2Diesel and became its sole director and officer in March 2006.  Mr. Rosen has been involved in the financial and securities brokerage industry since 1980 and has worked as a broker dealer with a number of firms. Mr. Rosen has also been engaged as a business and financial consultant.

David A. Gillespie, President, Chief Executive Officer and Director

From 2001 to 2006 Mr. Gillespie served as a Vice President--Business Development and Asset Management of Duke Energy Corporation, a Fortune 500 energy company with business units that include regulated gas pipeline and electric utilities, natural gas liquids processing, and domestic and international merchant energy.

In such capacity Mr. Gillespie developed and led all aspect of Duke Energy North America’s 8000 megawatt $3 billion generation business in the western United States and in Canada. From 1998 to 2001 he served as a Senior Director--Asset Management of Duke Energy, during which he provided overall leadership for the company’s merchant power projects in Connecticut and Maine. Prior to joining Duke Energy, from 1982 to 1998 Mr. Gillespie served in various capacities with The United Illuminating Company, an electric utility with annual revenues of approximately $1 billion located in Connecticut. Mr. Gillespie received his MBA from the Rensselaer Polytechnic Institute, Hartford, Connecticut, and his BSME from the Worcester Polytechnic Institute, Worcester, Massachusetts.

Andrea Festuccia, Chief Technology Officer

Mr. Festuccia is the Director of the “Environment and Territory Business Unit” of IGEAM S.r.l. where he has worked since June 1999. Prior to his current position with IGEAM S.r.l., Mr. Festuccia was the Director of Special Research Projects at IGEAM S.r.l. Mr. Festuccia is currently an external consultant with the University “La Sapienza” of Rome, a position that he has held since 2001. He also worked as an external expert for the Minister of Foreign Affairs of Italy-Farnesina from 2002-2004 and as a general manager of Ecosystems S.r.l. from 2002-2003. Mr. Festuccia has over 10 years of national and international professional experience in both chemical, mechanical and environmental engineering and in environmental management projects. Mr. Festuccia is expected to receive his PhD in chemical engineering from the University “la Sapienza” of Rome in October 2006. He received a degree in chemical engineering from the University of Rome-”La Sapienza” in October 1996.

Connie Lausten, P.E., Vice President, Legislative and Regulatory Affairs

In May 2007, Ms. Lausten joined the H2Diesel management team as Vice President of Legislative and Regulatory Affairs.  From 2003 to 2007, Ms. Lausten served as Manager of Federal Affairs for National Grid USA, one of the world's largest utilities.  Ms. Lausten also has served at the Federal Energy Regulatory Commission and in the United States House of Representatives on the Energy and Commerce Subcommittee for Energy Policy, Natural Resources & Regulatory Affairs.  Ms. Lausten is a recipient of the American Society of Mechanical Engineer Congressional Fellowship and served as Resources Legislative Assistant for Representative Cal Dooley of California, a ranking member of the Resources Subcommittee on Water and Power.  Ms. Lausten’s extensive engineering background includes serving as a Senior Engineer for Bechtel Power, Inc., one of the world’s premier engineering, construction and project management companies, where she engineered and managed activities on renewable energy commercialization. Ms. Lausten is a Licensed Professional Engineer and received a Master of Science and a Bachelor of Science degree in Mechanical Engineering from the University of Minnesota.

Phil E. Pearce, Director

Mr. Pearce has been a Principal with Phil E. Pearce & Associates, an independent business consulting firm since 1990. He previously served as Senior Vice President and a Director of E.F. Hutton, Chairman of the Board of Governors of the National Association of Securities Dealers and was closely involved in the formation of NASDAQ. Mr. Pearce has served as a Governor of the New York Stock Exchange and a member of The Advisory Council to the United States Securities and Exchange Commission on the Institutional Study of the Stock Markets. Mr. Pearce is currently a member of the board of directors of both public and private companies. He received his B.S. degree in finance from the University of South Carolina and attended the S.I.A. Graduate School of Wharton School of Finance at the University of Pennsylvania.

John E. Mack, Director

Mr. John E. Mack has over 30 years of international banking, financial business management and mergers and acquisitions experience, and has worked closely with investment bankers and external advisors with regard to the sale of international import-finance products to domestic customers. He currently serves as a Director of Incapital Holdings, LLC, a Chicago-based NASD registered broker dealer specializing in issuing fixed-income securities to retail investors, and Strategic Solutions, Inc., a majority-owned subsidiary of Bank of America Corporation responsible for purchasing and providing solutions for problem loans.

From November 2002 through September 2005, Mr. Mack served as Senior Managing Executive Officer and Chief Financial Officer of Shinsei Bank, Limited of Tokyo, Japan. Prior to joining Shinsei Bank, for over twenty-five years Mr. Mack served in senior management positions at Bank of America and its predecessor companies, NationsBank and NCNB, in Charlotte, North Carolina, including twelve years as Corporate Treasurer. Mr. Mack holds an MBA from the University of Virginia Darden Graduate Business School and received his AB degree in Economics from Davidson College in North Carolina.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, directors and executive officers of the Company and persons who beneficially own more than 10% of the Company’s common stock, are required to make certain filings on a timely basis with the Securities and Exchange Commission. Reporting persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by them.

The Company is not aware of any Section 16(a) filings required by any directors and executive officers, and holders of more than 10% of the Company’s common stock during the fiscal year ended December 31, 2006 that have not been timely made.

Corporate Governance

Audit Committee

On March 19, 2007, the Board of Directors established and approved an Audit Committee of the Board of Directors. The Audit Committee is composed of two members, Messrs Mack and Pearce, both of whom are “independent directors” (as defined under Nasdaq Rule 4200(a)(15)). The Board has determined that Mr. Mack is the “audit committee financial expert” serving on the audit committee.

Compensation Committee

On March 19, 2007, the Board of Directors established and approved a Compensation Committee of the Board of Directors. The Compensation Committee is composed of two members, Messrs Mack and Pearce, both of whom are independent directors.

Nominating Committee

On March 19, 2007, the Board of Directors established and approved a Nominating Committee of the Board of Directors. The Nominating Committee is composed of three members, Messrs Mack, Pearce, and Rosen.

Director Independence

Messrs. Pearce and Mack are the members of our board of directors who are “independent directors” as defined under Nasdaq Rule 4200(a)(15). Messrs. Pearce and Mack are the sole members of the audit and compensation committees of our board of directors, and together with Mr. Rosen, constitute the nominating committee of our board of directors.

Executive Compensation

Summary Compensation Table

H2Diesel was formed on February 28, 2006 and its business and activities began in March 2006 when H2Diesel entered in the License Agreement with the Inventor. Accordingly, no compensation was paid to its executive officers during fiscal year ending December 31, 2005. The compensation of our named executive officers is described below. Our named executive officers are our only employees.

 The following table presents information concerning compensation for each of our named executive officers for services in all capacities during the years indicated.

Name and Principal Position (1)	Year	Salary ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)

David A. Gillespie, President &	2006	51,077	172,395	0	223,472
Chief Executive Officer	2005	0	0	0	0

Lee S. Rosen, Chairman of the	2006	30,000	785,863	105,000(3)	920,863
Board	2005	0	0	0	0

Andrea Festuccia, Chief	2006	112,500	97,871(4)	0	210,371
Technology Officer	2005	0	0	0	0

Joseph Hess, Former Chief	2006	0	0	0	0
Executive Officer (5)	2005	0	0	0	0
_________________________

(1)	Each of our named executive officers has served in the respective capacities listed above since October 20, 2006, the effective date of the Merger other than Mr. Hess who resigned as of such date.

(2)	Represents the dollar amount recognized for financial statement purposes with respect to fiscal year 2006 in accordance with FAS 123R.

(3)	Represents consulting fees we paid to Mr. Rosen for services rendered to the Company prior to the Merger.

(4)	In connection with the Private Placement, the exercise price for all of Mr. Festuccia’s 500,000 options was reduced from $3.75 per share to $1.50 per share.

(5)
In connection with the Merger, we paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by the Company to Mr. Hess in the amount of $215,945 and the sale to us of 29,075,000 shares of Company Common Stock, which shares were then cancelled at the closing of the Merger. Immediately following the closing of the Merger and pursuant to the Acquisition Agreement and as part of the consideration for the repurchase of Mr. Hess’ shares, we sold to Mr. Hess all of the capital stock of Action Wireless.

Outstanding Equity Awards at Fiscal Year-End Table

Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David A. Gillespie, President & Chief Executive Officer(1)	200,000	1,800,000	$1.50	October 18, 2016

Lee S. Rosen, Chairman of the Board	1,500,000	0	$1.50	September 15, 2016

Andrea Festuccia, Chief Technology Officer(2)	100,000	400,000	$1.50	September 19, 2016

Joseph Hess, Former Chief Executive Officer	0	0	N/A	N/A
___________________________________

(1)
Of the 1,800,000 options to purchase common stock, 600,000 are time based options and 1,200,000 are performance based options. The 600,000 time based options vest as follows: 200,000 on October 18, 2007; 200,000 on October 18, 2008; and 200,000 on October 18, 2009. The 1,200,000 performance based options vest contingent upon the achievement of certain financial targets determined at the end of each fiscal year as follows: 400,000 in December 31, 2007; 400,000 in December 31, 2008; 400,000 in December 31, 2009.

(2)	The 400,000 options to purchase common stock vest as follows: 200,000 on April 1, 2007 and 200,000 on April 1, 2008.

Employment Agreements

On October 18, 2006 we entered into a three-year employment agreement with David A. Gillespie, a former Vice President--Business Development and Asset Management of Duke Energy Corporation in Houston, Texas. Under the terms of the employment agreement, from the Effective Date Mr. Gillespie replaced Lee S. Rosen as H2Diesel’s President and Chief Executive Officer and receives an initial salary of $20,000 per month and received a grant of 800,000 stock options at an exercise price of $1.50 per share, of which 200,000 vested immediately and the balance vest in three annual installments. Mr. Gillespie will also receive an additional 1,200,000 “performance vesting” options at an exercise price of $1.50 per share, which vest in three equal annual installments beginning on December 31, 2007, subject to certain performance targets being achieved during the preceding annual period. The employment agreement provides for a relocation expense reimbursement of up to $50,000 and provides for participation in our executive bonus plan, with a maximum eligible bonus during 2007 targeted at 50% of Mr. Gillespie’s annual salary. The agreement includes other customary terms, including participation in any incentive and benefit plans made available to executive officers. The employment agreement will automatically renew for successive one year periods unless we elect to terminate the agreement upon not less than 270 days notice prior to the expiration of the then current term.

On May 5, 2006, H2Diesel entered into an employment agreement with Mr. Rosen, whereby Mr. Rosen was employed as the chairman of our board of directors for a term of three years, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Rosen or the Company.

On September 19, 2006, H2Diesel entered into an amended and restated employment agreement with Mr. Festuccia, whereby Mr. Festuccia was employed as the Chief Technology Officer for a term expiring on April 1, 2009, which is automatically extended for additional one-year terms unless notice of termination is given at least ninety days prior to the end of the term by either Mr. Festuccia or the Company.

The employment agreements of Messrs. Rosen and Festuccia provide that they will initially receive a fixed base salary at an annual rate of $180,000 and $150,000, respectively and customary employee benefits. Each employment agreement provides that if the board of directors establishes an incentive compensation plan or a bonus plan, Messrs. Rosen and Festuccia will be eligible to participate in such incentive compensation plan and bonus plan. In addition, Mr. Festuccia’s agreement also provides for a grant of 500,000 stock options at a price of $1.50 per share, of which 100,000 vest immediately and the balance vest, in two annual installments.

Each employment agreement requires the executive to adhere to our policy that (a) prohibits an executive from disclosing confidential information regarding the Company, and (b) confirms that all intellectual property developed by an executive and relating to the Company’s business constitutes the sole and exclusive property of the Company.

The employment agreement for Mr. Gillespie provides that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire.

Upon the death of such executive, such executive’s employment will automatically terminate and (i) any vested options may be exercised on or before the expiration date of such options (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Gillespie’s employment is terminated without cause or by Mr. Gillespie for good reason, then he shall receive (i) his base salary and bonus, if any (with the achievement of bonus targets presumed), for the time period that is remaining under his employment agreement or 12 months, whichever amount is less; (ii) such executive’s Equity Compensation, including all unvested time vesting options and the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts. If Mr. Gillespie’s employment is terminated because he is disabled, then he shall receive (i) his base salary, for the time period that is remaining under his employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation, including the next unvested tranche of performance vesting options; and (iii) such executive’s Accrued Amounts. If Mr. Gillespie is terminated by the Company for “cause,” then he shall receive the Accrued Amounts and may exercise his vested options for a period of thirty days. If Mr. Gillespie resigns without good reason or retires then he shall receive the Accrued Amounts.

The employment agreement for Mr. Gillespie also provides that in the event that a “Change of Control” (as defined in the agreement) of the Company shall occur during the term of his employment agreement, and within 12 months thereafter his employment is terminated without cause or by him for good reason, then (1) his severance compensation will be as set forth above for termination without cause or by him for good reason, as the case may be, and (2) all his unvested time vesting options and performance vesting options will vest and remain exercisable for the balance of the option term.

The employment agreements for Messrs. Rosen and Festuccia provide that such executive’s employment may be terminated by the Company upon death, disability, for “cause,” and “without cause” and that such executive can resign from the Company with or without good reason or retire. Upon the death of such executive, such executive’s employment will automatically terminate and (i) any unvested equity compensation granted to such executive shall immediately vest and any vested options may be exercised on or before the earlier of (A) the expiration date of such options and (B) twelve months after such executive’s death (payments made under this subsection (i) are referred to as “Equity Compensation”); and (ii) the executive’s legal representatives shall receive (A) such executive’s compensation that is earned but unpaid and (B) any other amounts or benefits owing to such executive under an employee benefit plan, long term incentive plan or equity plan (payments made under this subsection (ii) are collectively referred to as, the “Accrued Amounts”). If Mr. Rosen or Mr. Festuccia’s employment is terminated without cause, because such executive is disabled or if such executive resigns for good reason, then such executive shall receive (i) such executive’s base salary for the time period that is remaining under such executive’s employment agreement or six months, whichever amount is less; (ii) such executive’s Equity Compensation; and (iii) such executive’s Accrued Amounts. If either Mr. Rosen or Mr. Festuccia is terminated by the Company for “cause,” resigns without good reason or retires, then such executive shall receive the Accrued Amounts.

Compensation of Directors During Fiscal Year 2006

Name and Principal Position	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Phillip E. Pearce	1,500	373,214 (2)	374,714

John Mack(3)	0	0	0

____________________

(1) Represents the dollar amount recognized for financial statement purposes with respect to fiscal year 2006 in accordance with FAS 123R.

(2) Includes options immediately exercisable for 50,000 shares of our common stock at $7.50 per share. Mr. Pearce also holds options to purchase another 50,000 shares, which vest on November 13, 2007, provided Mr. Pearce still serves as a director at such time.

(3) Does not reflect options granted to Mr. Mack during 2007. Mr. Mack holds options immediately exercisable for 50,000 shares of our common stock at $10.50 per share. Mr. Mack also holds options to purchase another 50,000 shares, which vest on February 14, 2008, provided Mr. Mack still serves as a director at such time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information at Fiscal Year End

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	N/A	N/A	N/A
Equity compensation plans not approved by security holders	5,671,500(1)	$1.77	N/A
Total	5,671,500 (1)	$1.77	N/A
(1)
Consists of, as of December 31, 2006: (i) an aggregate of 1,850,000 presently exercisable options issued to our named executive officers and directors under individual written employment and/or option agreements, (ii) an aggregate of 1,571,500 warrants issued to consultants and/or advisors of the company, and (iii) 2,250,000 presently unexercisable options issued to our named executive officers and directors under individual written employment and/or option agreements.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of our capital stock as of July 3, 2007 by:

•	Each of our directors;

•	Each of our named executive officers;

•	All of our directors and executive officers as a group; and

•	Each person known by us to beneficially own more than 5% of our outstanding common stock.

As of July 3, 2007, 17,266,150 shares of our common stock were outstanding, no shares were held in treasury.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, (i) shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of July 3, 2007 are considered to be beneficially owned by such person and (ii) shares of common stock which can be acquired upon the exercise of all outstanding warrants within 60 days of July 3, 2007 are considered to be beneficially owned by such person.

Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, we believe that all persons named in this table have sole voting power and investment power over all the shares beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)
Common Stock	Lee Rosen 2006 Irrevocable Trust I 17698 Foxborough Lane Boca Raton, Florida 33496	2,090,000(3)	12.10%
Common Stock	Xethanol Corporation 1185 Avenue of the Americas, 20th Floor New York, New York 10036	5,850,000	33.88%
Common Stock	The River Trust 1877 S. Federal Highway, Suite 101 Boca Raton, Florida 33432	1,000,000	5.79%
Common Stock	Ferdinando Petrucci Via Stazione, 133A, Arce Frosimone, Italy	893,750	5.18%
Common Stock	David A. Gillespie* 664 West Forest Drive Houston, Texas 77079	200,000 (4)	**
Common Stock	Lee. S. Rosen* 17698 Foxborough Lane Boca Raton, Florida 33496	3,590,000(5)	19.13%
Common Stock	Andrea Festuccia* Circonvallazione Gianicolense, 295 00152 Rome, Italy	457,500(6)	**
Common Stock	Phil E. Pearce* 6624 Glenleaf Court Charlotte, North Carolina 28270	50,000(7)	**
Common Stock	John Mack* P.O. Box 1575 Breckenridge, Colorado 80424	50,000(8)	**
Common Stock	Connie Lausten 4308 Brandywine Street NW Washington, DC 20016	25,000(9)	**
Common Stock	Directors and executive officers as a group (6 people)	4,372,500 (4)(5)(6)(7)(8)(9)	22.78%
_______________________
(1)
Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after October 23, 2006, by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2)
Based upon 17,266,150 shares of common stock outstanding on July 3, 2007, plus, for each person or group, any securities such person or group has the right to acquire within 60 days upon exercise of options, warrants, conversion privileges or similar rights.

(3)	Excludes 1,628,750 shares of common stock held by trusts (including The River Trust) as to which Lee S. Rosen disclaims beneficial ownership.
(4)
Includes options immediately exercisable for 200,000 shares of our common stock at $1.50 per share. David A. Gillespie also holds options to purchase another 1.8 million shares, which vest over time or upon achievement of certain financial targets.

(5)
Includes 2,090,000 shares of common stock owned by the Lee Rosen 2006 Irrevocable Trust I and includes immediately exercisable options to purchase 1,500,000 shares of our common stock at $1.50 per share. Excludes 1,628,750 shares of common stock held by trusts (including The River Trust) as to which Mr. Rosen disclaims beneficial ownership.

(6)
Includes 357,500 outstanding shares and exercisable stock options to purchase 100,000 shares of common stock at a price of $1.50 per share pursuant to Mr. Festuccia’s Employment Agreement. Mr. Festuccia’s Employment Agreement also provides for an additional grant of 400,000 stock options at a price of $1.50 per share, which vest in two annual installments.

(7)
Includes options immediately exercisable for 50,000 shares of our common stock at $7.50 per share. Mr. Pearce also holds options to purchase another 50,000 shares, which vest on November 13, 2007, provided Mr. Pearce still serves as a direct at such time.

(8)
Includes options immediately exercisable for 50,000 shares of our common stock at $10.50 per share. Mr. Mack also holds options to purchase another 50,000 shares, which vest on February 14, 2008, provided Mr. Mack still serves as a direct at such time.

(9)
Includes options immediately exercisable for 25,000 shares of our common stock at $6.00 per share.  Connie Lausten also holds options to purchase another 180,000 shares, which vest over time or upon achievement of certain financial targets.

* Director or Executive Officer
** Less than 5%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Related Party Transactions

Except as set forth hereafter, there have been no material transactions, series of similar transactions or currently proposed transactions during 2006, or subsequent thereto to which the Company or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the Company’s total assets at the year end for the last three completed fiscal years and in which any director or executive officer or any security holder who is known to us to own of record or beneficially more than 5% of our common stock, or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons, had a direct or indirect material interest.

We have entered into a three year employment agreement with Mr. Rosen, Chairman of the Board. Pursuant to Mr. Rosen’s employment agreement, he will receive an initial salary of $15,000 per month and such other compensation (including participation in any bonus, incentive and benefit plans made available to executive officers) as set forth in greater detail in his employment agreement. On September 15, 2006, in consideration of (i) Mr. Rosen’s increased duties as a result of the termination of the Management Agreement, and (ii) Mr. Rosen’s successful negotiation of the amendment to the License Agreement, the Company granted to Mr. Rosen options exercisable for 1.5 million shares of H2Diesel’s common stock at an exercise price of $1.50 per share.

Prior to the offering and the Merger, the offices of Wireless Holdings were located at 301 North Ocean Blvd., Pompano Beach, Florida 33062. This space was provided to us at no charge by Mr. Hess, who was our sole officer, director and majority stockholder prior to the Merger. This space would have cost us $600 per month.

Also, as of December 31, 2005, Wireless Holdings received loans, which totaled $215,944.72 from Mr. Hess as working capital for ongoing operations. These loans were non-interest bearing and were due on demand. The loans were repaid pursuant to the terms of the Purchase and Repayment Agreement pursuant to which Mr. Hess was paid $300,000 and sold 29,075,000 shares of Company Common Stock back to us. Wireless Holdings also sold its subsidiary, Action Wireless, to Mr. Hess pursuant to the terms of the Acquisition Agreement.

Because Mr. Hess continued to serve as a director of the Company until we completed our compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder following the Merger, we entered into an indemnification agreement dated October 20, 2006 (the “Indemnification Agreement”) with Mr. Hess, whereby we agreed to indemnify Mr. Hess to the fullest extent permitted by law for any proceedings that he becomes involved in as a result of his serving as a director of the Company after the effective time of the Merger.

Xethanol owns 5,850,000 shares of our common stock which represents approximately 34% of our outstanding common stock. Also, we entered into a Sublicense Agreement with Xethanol, whereby we sublicensed our bio-diesel technology to Xethanol and in connection with the Sublicense Agreement, we entered into a Technology Agreement that provides Xethanol access to the formula under certain circumstances (see description of Sublicense Agreement and the Technology Agreement set forth in “Description of Business”). In consideration of Xethanol’s execution and delivery of a written consent of the stockholders of H2Diesel to the Merger, H2Diesel entered into a separate registration rights agreement with Xethanol (the “Xethanol Registration Rights Agreement”). In connection with the Merger, we assumed H2Diesel’s obligations under the Xethanol Registration Rights Agreement. The Xethanol Registration Rights Agreement requires us, upon the written request of Xethanol, but not prior to six months after the date of effectiveness of the “resale” registration statement for the Private Placement, to file a registration statement with the SEC in form and substance sufficient to facilitate the spin off to Xethanol’s stockholders of the shares of Company Common Stock issued to Xethanol in the Merger, and to use our commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable thereafter.

Indebtedness of Management

No officer, director or security holder known to us to own of record or beneficially more than 5% of our common stock or any member of the immediate family or sharing the household (other than a tenant or employee) of any of the foregoing persons is indebted to the Company.

Transactions with Promoters

The Company did not expressly engage a promoter at the time of its formation. The Company has used selling agents and consultants from time to time. The terms of those arrangements have been disclosed in previous filings with the Securities and Exchange Commission.

SELLING STOCKHOLDERS

May/June 2007 Private Placement

On May 9, 2007, we completed the first round of a private offering of 27,950 shares of our Series A Preferred Stock at price of $100.00 per share to “accredited investors,” as defined in the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds from the offering were $2,795,000 and the net proceeds from the offering were $2,590,500.  Within the first three years after issuance, holders of the Series A Preferred Stock may convert their shares into shares of our common stock at an initial conversion price of $4.00 per share.  After three years, each share of Series A Preferred Stock automatically converts to a share of our common stock at a conversion price of $4.00, subject to certain adjustments and accrued and unpaid dividends. Each share of Series A Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year, payable in cash or in shares of our common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.  The Preferred Stock is not redeemable.  Each investor in this private placement also received a warrant exercisable for 50% of the number of shares of common stock into which the Series A Preferred Stock is initially convertible.

The initial exercise price of the warrants is $6.00 per share.  On June 8, 2007, we sold an additional 14,600 shares of Series A Preferred Stock and issued additional warrants upon exercise of subscriber options to purchase additional shares. The gross proceeds from the exercise of the subscriber options were $1,460,000 and the net proceeds were $1,316,500.

In connection with the private placement and the exercise of subscriber options, Empire Financial Group received a cash commission of $348,000, which represents 10% of the consideration paid by investors they introduced, and warrants exercisable for 58,000 shares of common stock on the same terms as the warrants issued in the private placement.

In connection with the private placement, we agreed to register the resale of the shares of common stock issuable (i) upon conversion of the Series A Preferred Stock, (ii) as dividends on the Series A Preferred Stock and (iii) upon exercise of the warrants, all in accordance with a registration rights agreement with the investors. Under the registration rights agreement, we are required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the private placement.

Selling Stockholder Table

The following table sets forth:

•	the name of the selling stockholders,

•	the number of shares of common stock beneficially owned by the selling stockholders as of July 3, 2007,

•	the maximum number of shares of common stock that may be offered for the account of the selling stockholders under this prospectus, and

•
the amount and percentage of common stock that would be owned by the selling stockholders after completion of the offering, assuming a sale of all of the common stock that may be offered by this prospectus.

Beneficial ownership is determined under the rules of the SEC.  The number of shares beneficially owned by a person includes shares of common stock underlying warrants, stock options and other derivative securities to acquire our common stock held by that person that are currently exercisable or convertible within 60 days after July 2, 2007.  The shares issuable under these securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

Name of Selling Security Holder	Shares Beneficially Owned Represented by Preferred Stock and Warrants Before the Offering (1)	Shares Beneficially Owned Represented by Preferred Stock Dividends Before the Offering (2)	Shares Offered Hereby	Shares Beneficially Owned After the Offering	Percentage of Outstanding Shares Beneficially Owned After the Offering
Empire Financial Holding Company	58,000	0	58,000	0	*
Avi Jacobi	93,750	10,000	103,750	0	*
Porter Partners, L.P.	75,000	8,000	83,000	0	*
Thayer Robbins	300,000	32,000	332,000	0	*

James Lewis	225,000	24,000	249,000	0	*
Lisa Nielsen	18,750	2,000	20,750	0	*
Worthington Growth	28,125	3,000	31,125	0	*
Worthington	112,500	12,000	124,500	0	*
Leah Ann Herman	7,500	800	8,300	0	*
Kate Sara Herman	7,500	800	8,300	0	*
Beth Lewis	9,375	1,000	10,375	0	*
J. Buckner Brown	18,750	2,000	20,750	0	*
Cliff Henry	93,750	10,000	103,750	0	*
James Capra	103,125	11,000	114,125	0	*
Gimmel Partners	187,500	20,000	207,500	0	*
Donald Drapkin	131,250	14,000	145,250	0	*
John Tafel	52,500	5,600	58,100	0	*
EOJ Limited	18,750	2,000	20,750	0	*
Bob London	75,000	8,000	83,000	0	*
TOTAL	1,616,125	166,200	1,782,325
* Less than 1 percent.
** Less than 5 percent

(1)
We are registering 1,038,750 shares of common stock underlying 41,550 shares of Series A convertible preferred stock. Each share of Series A preferred stock is convertible at the election of the holders into shares of common stock, par value $0.001 per share, at an initial conversion price of $4.00 per share. We are registering 577,375 shares of common stock underlying stock purchase warrants on behalf of 19 private investors who purchased these securities in the private placement we conducted during the second quarter of 2007.  The initial exercise price of the warrants is $6.00 per share. At any time following the first anniversary of the Closing Date and provided that the shares of common stock issuable upon exercise of the Warrants are not then registered for resale pursuant to an effective registration statement under the Securities Act, the Warrants may also be exercised by means of a “cashless exercise.” We received aggregate gross proceeds of approximately $4,255,000 from this private placement.

(2)
Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate 8% per year for three years.  All dividends will be paid in shares of common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid.

PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

We are registering the shares of our common stock covered by this prospectus for the selling stockholders. Each selling stockholder, the “selling stockholders,” of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock through the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

•	an exchange distribution in accordance with the rules of the applicable exchange,

•	privately negotiated transactions,

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part,

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share,

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise,

•	a combination of any such methods of sale, or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be considered “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Because selling stockholders may be considered “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder.  In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

We agreed to keep this prospectus effective until 13 months after the date of closing of the May 2007 Private Placement, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations.  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person.  We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders may offer all of the shares of common stock for sale.  Further, because it is possible that a significant number of shares could be sold at the same time under this prospectus, such sales, or that possibility, may have a depressive effect on the market price of our common stock.  We cannot assure you, however, that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 110,000,000 shares, of which 100,000,000 shares are designated as common stock, par value $0.001 per share, and 10,000,000 shares are designated as preferred stock, par value $0.001 per share.  Of the preferred stock, 300,000 shares have been designated as Series A Cumulative Convertible Preferred Stock.  As of July 3, 2007, there were issued and outstanding:

•	18,329,900 shares of common stock, inclusive of 1,063,750 shares issuable upon conversion of Preferred Stock,

•	42,550 shares of Preferred Stock;

•	options to purchase 5,936,000 shares of common stock at a weighted average per share exercise price of $3.07; and

•	warrants to purchase 2,171,625 shares of common stock at a weighted average per share exercise price of $3.20.

The following summary of the material provisions of our common stock, preferred stock, warrants, Articles of Incorporation and Bylaws is qualified by reference to the provisions of our Articles of Incorporation and Bylaws and the form of warrant included or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation.

Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.

In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of our common stock have no pre−emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Series A Cumulative Convertible Preferred Stock

Optional and Mandatory Conversion.  At any time prior to the third anniversary of the initial date of issuance and until the payment in full of the “liquidation value” in respect of a holder’s shares of Preferred Stock, any Holder of Preferred Stock may convert all or a portion of such shares into a number of shares of our common stock calculated by multiplying the number of shares to be converted by such shares’ “stated value” (i.e, $100 per share plus the amount of all dividends accumulated thereon) and dividing the result by the “conversion price” then in effect.  The initial conversion price of each share of Preferred Stock is $4.00 and each share of Preferred Stock is initially convertible into 25 shares of our common stock.  Upon such third anniversary, each share of Preferred Stock shall automatically, and without any action on the part of the holder, convert into that number of shares of our common stock computed by dividing such share’s “stated value” by the “conversion price” then in effect.  The “conversion price” is subject to adjustment upon the occurrence of certain events, including, among others, a stock split, reverse stock split, stock dividend or combination of our common stock.

Liquidation Rights. Upon any liquidation of the Company, the holders of the Preferred Stock will be entitled to be paid, prior to the common stock or any other securities that by their terms are junior to the Preferred Stock (collectively with the common stock, “Junior Securities”), the original issue price of the Preferred Stock plus all accrued and unpaid dividends. To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of Preferred Stock.

Dividends.  Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year.  All dividends will be paid in shares of common stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of common stock to be issued are not then registered under the Registration Rights Agreement, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued.  We may elect to pay any dividends in cash in lieu of issuing shares of common stock.  The Preferred Stock shall also participate on an as−converted basis with all dividends paid on the shares of common stock.

Reorganization, Reclassification, Consolidation, Merger or Sale.  Prior to the consummation of any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of our assets or other transaction, in each case which is effected in such a manner that the holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for common stock (any such transaction an “Organic Change”), the Company shall make appropriate provisions to ensure that each of the holders of Preferred Stock shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of common stock immediately theretofore acquirable and receivable upon the conversion of such holder’s Preferred Stock, such shares of stock, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its Preferred Stock immediately prior to such Organic Change.

Voting Rights.  Holders of Preferred Stock shall be entitled to notice of all stockholders’ meetings in accordance with our bylaws and shall be entitled to vote on all matters submitted to the stockholders for a vote together with the holders of common stock voting together as a single class with each share of common stock entitled to one vote per share and each share of Preferred Stock entitled to one vote for each share of common stock issuable upon conversion of the Preferred Stock as of the record date for such vote or, if no record date is specified, as of the date of such vote.

No Redemption.  The Preferred Stock may not be redeemed by us at any time.  The Preferred Stock is not redeemable. Any shares of Preferred Stock which are otherwise acquired by us will be cancelled and will not be reissued, sold or transferred.

Warrants

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding warrants, which are now warrants to purchase shares of Company common stock as a result of the Merger.  As of July 3, 2007, there are warrants to purchase 2,171,625 shares of our common stock at a weighted average exercise price of $3.20 per share.  Such warrants expire between 2009 and 2012.

As part of the May/June 2007 Private Placement, including exercises of the Subscriber Option, we issued warrants to purchase up to 589,875 shares of our common stock at an initial exercise price of $6.00 per share.  Such warrants expire during 2012.

The material provisions of the warrants issued in connection with the Merger and as part of the May 2007 Private Placement are substantially similar.

Transfer Agent

The transfer agent and registrar for our common stock is Olde Monmouth Stock Transfer Co., Inc. and its address is 200 Memorial Parkway,  Atlantic Highlands, NJ 07716.  We serve as warrant agent for our warrants.

Provisions of Florida Law

We are governed by two Florida statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Florida corporation. “Control shares” are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect to which such person may exercise or direct the exercise of voting power, would entitle such person immediately after acquisition of such shares, directly or indirectly, alone or as part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (1) at least 20% but less than 33−1/3% of all voting power; (2) at least 33−1/3% but less than a majority of all voting power; or (3) a majority or more of all voting power.  The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

Florida law and our Bylaws also authorize us to indemnify our directors, officers, employees and agents under certain circumstances.  In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improver personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

SHARES ELIGIBLE FOR FUTURE SALE

As of July 3, 2007, we had outstanding an aggregate of 18,329,900 shares of our common stock, assuming full conversion of our preferred stock, but no exercises of our outstanding options and warrants.  Shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which equaled approximately 172,662 shares as of July 3, 2007, or

•	the average weekly trading volume of our common stock on the OTC Bulletin Board during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.  In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.  We may charge a fee to persons requesting sales under Rule 144 to obtain the necessary legal opinions.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.  Our transfer agent will require an opinion from legal counsel to effect a Rule 144(k) transaction.  We may charge a fee to persons requesting transactions under Rule 144(k) to obtain the necessary legal opinions.

LEGAL MATTERS

Hogan & Hartson L.L.P. will pass upon the validity of the shares of common stock offered in this prospectus.

EXPERTS

Our financial statements for the period from February 28, 2006 (inception) to December 31, 2006 included in this prospectus have been audited by Imowitz Koenig & Co., LLP, independent registered public accountants to the extent and for the period set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

In connection with the Merger and the resulting change in control, on October 20, 2006, we dismissed Jewett, Schwartz & Associates as our independent registered public accountant. The reports of Jewett, Schwartz & Associates on Wireless Holdings’ financial statements for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or a disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles.  The decision to change our independent registered public accountant was authorized and approved by our board of directors.  On October 20, 2006, we engaged Imowitz Koenig & Co., LLP as the our independent registered public accountant in connection with the Merger and the resulting change in control.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
Consolidated Balance Sheet as of March 31, 2007	F-19
Consolidated Statement of Operations For the Period For the Three Months Ended March 31, 2007 and For the Period from February 28, 2006 (Inception) to March 31, 2007	F-20
Consolidated Statement of Changes in Stockholders’ Equity For the Three Months Ended March 31, 2007 and For the Period from February 28, 2006 (Inception) to March 31, 2007	F-21
Consolidated Statement of Cash Flows For the Three Months Ended March 31, 2007 and For the Period from February 28, 2006 (Inception) to March 31, 2007	F-22
Notes to Consolidated Financial Statements	F-23

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
H2Diesel Holdings, Inc.

We have audited the accompanying consolidated balance sheet of H2Diesel Holdings, Inc. (the “Company”) (A Development Stage Enterprise) as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from February 28, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of H2Diesel Holdings, Inc. (A Development Stage Enterprise) as of December 31, 2006 and the results of its operations and its cash flows for the period from February 28, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses, negative cash flows from operations and is obligated to pay $9.1 million, including $2.1 million in 2007, under a license agreement. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Imowitz Koenig & Co., LLP

New York, New York
March 30, 2007

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheet
December 31, 2006

ASSETS

Current assets:
Cash	$1,031,923
Prepaid expenses	70,275
Total current assets	1,102,198
License agreement	8,061,300
TOTAL ASSETS	$9,163,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Accounts payable and accrued expenses	$190,504
Loan payable-related party	50,000
License agreement payable-current portion
(net of unamortized discount of $650,698)	1,449,302
Total current liabilities	1,689,806
License agreement payable
(net of unamortized discount of $2,195,117)	4,804,883
Total Liabilities	6,494,689

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
authorized; 17,091,250 shares issued and outstanding	17,091
Additional paid-in-capital	8,043,792
Deficit accumulated during the development stage	(5,392,074)
Total stockholders' equity	2,668,809
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,163,498

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
For the Period from February 28, 2006 (Inception) to December 31, 2006

Operating expenses:
Research and development expenses	$84,109
Merger expenses	340,000
General and administrative expenses	4,329,332
Total operating expenses	4,753,441

Net loss from operations	(4,753,441)

Interest expense	638,633

Net loss	$(5,392,074)

Basic and diluted net loss per share	$(0.42)

Weighted average number of shares outstanding	$12,990,813

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Changes in Stockholders' Equity
For the Period from February 28, 2006 (Inception) to December 31, 2006
				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in-	Development
	Shares	Amount	Capital	Stage	Total
Balance at February 28, 2006	-	$-	$-	$-	$-
Issuance of founders' shares ($0.001 per share)	5,541,250	5,541	(4,987)	-	554
Issuance of shares to shareholders of company acquired in recapitalization transaction	1,101,250	1,101	(1,101)		-
Issuance of common stock in private offerings, net of costs	6,165,000	6,165	4,290,328	-	4,296,493
Issuance of common stock for services rendered	2,090,000	2,090	1,274,073	-	1,276,163
Issuance of common stock for Put Right	1,300,000	1,300	(1,300)	-	-
Issuance of common stock for Master License	893,750	894	544,853	-	545,747
Issuance of warrants for services rendered	-	-	512,583	-	512,583
Compensation expense associated with options	-	-	1,429,343	-	1,429,343
Net loss	-	-	-	(5,392,074)	(5,392,074)

Balance at December 31, 2006	17,091,250	$17,091	$8,043,792	$(5,392,074)	$2,668,809

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows
For the Period from February 28, 2006 (Inception) to December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(5,392,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of discount	638,633
Compensation expense associated with stock options	1,429,343
Issuance of common stock, options and warrants for
services rendered	1,788,745
Changes in operating assets and liabilities:
Deferred expenses	(70,275)
Accounts payable and accrued expenses	190,504

Net cash used in operating activities	(1,415,124)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of License Agreement	(1,900,000)

Cash used in investing activities	(1,900,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of founders' shares	554
Proceeds from private offerings issuance of common stock, net of costs	3,531,493
Proceeds from convertible note payable	765,000
Proceeds from loan payable-related party	50,000

Cash provided by financing activities	4,347,047

Net increase in cash and cash equivalents	1,031,923
Cash and cash equivalents - beginning of period	-

Cash and cash equivalents - end of period	$1,031,923

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Payable for License Agreement (net of discount)	$5,615,552
License Agreement acquired in exchange for issuance of common stock	$545,747

   The accompanying notes are an integral part of these consolidated financial statements.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 1 - ORGANIZATION AND GOING CONCERN

H2Diesel Holdings, Inc. (formerly known as “Wireless Holdings, Inc.”) (the “Company) was incorporated June 4, 2003 under the laws of the State of Florida. We are a development stage company that, through our wholly owned subsidiary, H2Diesel Inc., a Delaware corporation (“H2Diesel”), holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology (the “Technology”) to manufacture bio-fuel that is intended to be marketed as a new class of bio-fuel or fuel additive (the “Additive”) for power generation, heavy equipment, marine use and as heating fuel (the “H2Diesel Bio-fuel”). We acquired H2Diesel on October 20, 2006 in a so-called “reverse merger” transaction (such merger, the “Merger”). As a result of the Merger, a change of control occurred as former H2Diesel stockholders acquired 93.6% of the outstanding shares of our common stock, par value $.001 per share (“Company Common Stock”) and we ceased being a “shell company” as such term is defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Following the Merger we changed the name of our company to “H2Diesel Holdings, Inc.”.

The Merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated October 17, 2006. Shortly before the closing of the Merger, H2Diesel completed a private offering (the “Private Placement”) to accredited investors of 2,915,000 shares of its common stock, par value $.0001 per share (“H2 Common Stock”), and received gross proceeds of $2,915,000 at the closing of the Private Placement, which includes the conversion of a demand note in the principal amount of $765,000 into 765,000 shares of H2 Common Stock (the “Demand Note”) at price of $1.00 per share.

In connection with the Merger, the Company assumed all of H2Diesel’s obligations under its outstanding stock options and warrants. At the time of the Merger, H2Diesel had outstanding stock options and warrants to purchase 5,571,500 shares of H2 Common Stock, which outstanding stock options and warrants are now options and warrants to purchase an equal number of shares of the Common Stock of the Company as a result of the Merger. The Company did not have any warrants or options to purchase shares of the Company Common Stock outstanding immediately prior to the closing of the Merger.

Pursuant to a Purchase and Repayment Agreement, dated October 20, 2006 between the Company and Joseph Hess, the former President and Chief Executive Officer of the Company, which was entered into in connection with the Merger, the Company paid an aggregate of $300,000 to Mr. Hess in consideration of the payment in full of all indebtedness owed by the Company to Mr. Hess in the amount of $215,945 and the sale to the Company of 29,075,000 shares of Company Common Stock, which shares were then cancelled at the closing of the Merger. Immediately following the closing of the Merger and pursuant to an Acquisition Agreement dated October 20, 2006, and as part of the consideration for the repurchase of Mr. Hess’ shares, the Company sold to Mr. Hess all of the capital stock of our subsidiary, Action Wireless, Inc., a Florida corporation, through which the Company conducted its historical wireless products reseller business, and Mr. Hess assumed and agreed to indemnify and hold the Company harmless from the historical and future liabilities of those operations. Giving effect to the cancellation of Mr. Hess’ shares, there were 1,101,250 shares of Company Common Stock outstanding before giving effect to the stock issuances in the Merger.

The Merger is being accounted for as a “reverse merger” (i.e., a recapitalization of H2Diesel), because the stockholders of H2Diesel now own a majority of the outstanding shares of Company Common Stock immediately following the Merger. H2Diesel is deemed to be the acquiror in the reverse merger and, consequently, the assets and liabilities and the historical operations that are reflected in the financial statements are those of H2Diesel and are recorded at the historical cost basis of H2Diesel.

H2Diesel is an alternative fuel company. H2Diesel plans to produce, sell or sublicense to third parties for its manufacture and use, the Company’s proprietary Additive and/or the H2Diesel Bio-fuel pursuant to an exclusive license agreement entered into by the Company on March 20, 2006 (the “Master License”).

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has not generated any revenues. As a result, the Company has incurred a net loss of $5,392,074 and negative cash flows from operating activities of $1,415,124 since Inception. The Company is obligated to pay $9.1 million in additional payments under the Master License, including $2.1 million during 2007. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon several factors, including obtaining additional debt or equity financing, production of its products, developing a market for its products, and achieving certain levels of sales volume and profitability from the sale of its products and sublicenses of its technology. Management is investigating various sources of debt or equity financing and is developing marketing and production plans for its products.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the Company and its wholly owned subsidiary, H2Diesel, Inc., a company organized on February 28, 2006 (“Inception”). All intercompany accounts and transaction have been eliminated.

The Company has devoted most of its activities to establishing its business, including raising capital and, accordingly, the Company presents its consolidated financial statements as a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s most significant estimate is the value of its Master License. Other significant estimates include the valuation of shares, warrants or options issued for services and the estimated useful life of the Master License used to calculate amortization. The Company evaluates its estimates on an ongoing basis. Actual results could differ significantly, especially as to the estimated value of its Master License from those estimates under different assumptions or conditions.

Loss per Common Share

Loss per share (“EPS”) is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, which would then share in the earnings of the Company. The shares issuable upon the exercise of stock options and warrants are excluded from the calculation of net loss per share as their effect would be antidilutive. As of December 31, 2006, there were 5,671,500 shares of common stock equivalents including options (for 4,100,000 shares of common stock) and warrants (for 1,571,500 shares of common stock) that could potentially dilute EPS in the future that were not included in the computation of EPS because to do so would have been antidilutive.

Concentration of Credit Risk

The Company maintains cash balances at financial institutions insured up to $100,000 by the Federal Deposit Insurance Corporation. Balances exceeded these insured amounts during the year. The Company mitigates this risk by placing cash at major financial institutions.

Costs Associated with Issuance of Stock

Costs directly associated with the sale of stock are charged to stockholders’ equity.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Share-Based Compensation

In accordance with SFAS 123R “Share-Based Payment”, the Company records compensation expense for all share-based payment awards made to employees based on estimated fair value.

Stock Issued for Non-Cash Consideration

Stock issued for services has been valued based on the estimated fair value of the shares at the time they were issued.

Accounting for Long-Lived Assets

The Company’s long-lived assets include the Master License. In accordance with SFAS 144, long-lived assets other than goodwill are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Master License

In accordance with SFAS 142 “Goodwill and Other Intangible Assets”, the Company has capitalized its Master License and, with the assistance of a third party valuation expert, has estimated its useful life to be 13 years. The Company has not amortized any of the cost of its Master License as the Company has not produced any product. The value of the Master License was tested for impairment at December 31, 2006 in accordance with SFAS 144 with the assistance of the valuation expert.

Revenue Recognition

The Company records revenues pursuant to the Company’s Amended Sublicense Agreement (as defined below) based on the greater of minimum royalties or a royalty per gallon of product sold directly or indirectly by the Company’s licensee. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in the Amended Sublicense Agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to product sales. Minimum royalties are not due until the Company has met certain product specifications and other requirements of the sub-licensee. Accordingly, no revenue has been recorded for the period from Inception through December 31, 2006.

Research and Development

Research and development costs consist of ongoing testing of the technology and are expensed as incurred.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the book and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on changes in the assets and liabilities from period to period. These differences arise primarily from the Company’s net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No deferred taxes were recorded due to the uncertainty of future income.

Fair Value of Financial Instruments

The carrying amount of cash, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments. License agreement payable approximates fair value of amounts due under the Master License as it has been recorded in accordance with Accounting Principles Board Opinion No. 21.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value investments. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3 - INVESTMENT AGREEMENT, MANAGEMENT AGREEMENT AND SUBLICENSE AGREEMENT

Effective April 14, 2006, the Company entered into an Investment Agreement (the “Agreement”) with two institutional investors (the “Investors”) and Xethanol Corporation (“Xethanol”). The Agreement was amended on May 17, 2006, effective as of April 14, 2006 (the “Amended Agreement”).

On March 20, 2006, in exchange for gross proceeds of Two Million Dollars ($2,000,000) from the Investors, the Company issued to the Investors 3,250,000 shares of the Company’s common stock and stock options to purchase 2,000,000 shares of the Company’s common stock for $2.50 per share (the “Investor Option”). The Investor Option was exercisable up to 60 days after the Company provided notice of certain test results (the “Test Notice”) with respect to its technology (the “Exercise Period”). The Investor Option had a fair value of $15,463 based on the Black-Scholes option-pricing model.

Costs associated with the investment amounted to $254,789 resulting in net proceeds to the Company of $1,745,211. The Company issued 80,000 warrants to purchase shares of the Company’s common stock at an exercise price of $2.50 per share as compensation for investment banking services associated with raising the equity. The warrants have a fair value of $17,420 based on the Black-Scholes option pricing model. The warrants are considered a cost of raising the capital.

The Company issued to Xethanol a total of 2,600,000 shares of the Company’s common stock, granted Xethanol the right to purchase up to an additional 2,000,000 shares of the Company’s common stock at $1.80 per share (the “Xethanol Option”), and Xethanol granted the Investors the right to require Xethanol to purchase the shares of the Company’s common stock owned by the Investors in exchange for 500,000 shares of Xethanol common stock (the “Put Right”). The Xethanol Option was exercisable during the Exercise Period. The Xethanol Option has a fair value of $41,410 based on the Black-Scholes option pricing model. Of the 2,600,000 shares issued to Xethanol, 1,300,000 shares were issued to Xethanol as an inducement to enter into the Put Right.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The fair value of these shares was $793,815, based on a share price of approximately $0.61. On April 14, 2006, the Investors exercised their respective Put Rights, and Xethanol purchased the Investors’ 3,250,000 shares of the Company’s common stock in exchange for 500,000 shares of Xethanol common stock. As of December 31, 2006, Xethanol owned 5,850,000 shares of the Company’s common stock which represented as of such date a 34% ownership interest in the Company.

On June 15, 2006 the Company sent the Test Notice and on August 15, 2006, the Company agreed to extend the Exercise Period to August 21, 2006. As of August 21, 2006, the Investor Option and the Xethanol Option expired.

In connection with the Agreement, Xethanol and the Company entered into a Management Agreement (the “Management Agreement”) and Sublicense Agreement, each of which is dated April 14, 2006. The Sublicense Agreement was amended and restated on June 15, 2006, effective April 14, 2006, in an Amended and Restated Sublicense Agreement (the “Amended Sublicense Agreement”).

Under the Management Agreement, Xethanol agreed to manage the business of the Company. The Company issued 1,300,000 shares of the Company’s common stock to Xethanol pursuant to the Amended Agreement as a non-refundable fee for its services under the Management Agreement. The shares have a fair value of $793,815, based on the Company’s estimate of the fair value of the services to be performed and were recorded as a deferred expense. On August 25, 2006, the Company notified Xethanol of the Company’s election to terminate the Management Agreement. As a result the Management Agreement terminated on September 25, 2006. Accordingly, the Company recorded the entire management fee expense of $793,815 as a charge to operations during 2006.

Under the Amended Sublicense Agreement, Xethanol was granted a ten year sublicense to produce and sell bio-fuel and other products (“Products”) incorporating the Additive and know how exclusively in Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia and Florida and a non-exclusive license to sell those Products anywhere within North America, Central America and the Caribbean. Additional territories may be added by written agreement of the parties.

Under the Amended Sublicense Agreement, the Company must sell Xethanol sufficient Additive to meet its requirements for the production of Product at the lower of its actual cost plus 10% or the price at which the Company sells Additive to unrelated third parties or at such other price as Xethanol and the Company may agree. Xethanol is obligated to pay certain royalties to the Company based on sales of Products by them or their sublicensees. Xethanol is obligated to pay to the Company a royalty (the “Royalty”) per gallon of Product that it or its distributors sell equal to the lesser of $.10 per gallon or the lowest per gallon royalty that the Company charges to unrelated entities. During the first royalty period, which begins on the date the Company first notifies Xethanol that the Company can produce and deliver Additive in sufficient quantities to meet Xethanol’s requirements, is able to do so and provides them with the technical and engineering specifications necessary for a plant to produce the Products (the “Trigger Date”) and ends 12 months later, Xethanol must pay a minimum Royalty amount that would be payable based upon sales of 20,000,000 gallons of Product (the “Minimum Sales Amount”), regardless of whether such sales actually occur.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

The Minimum Sales Amount increases by 10,000,000 gallons for each succeeding 12-month period during the initial term of the Amended Sublicense Agreement, which ends 10 years from the Trigger Date. If Xethanol does not meet the Minimum Sales Amount, or fails to pay the Royalty that would have been payable had they met the Minimum Sales Amount, in any 12-month period, its rights may become non-exclusive or the agreement may be subject to termination. The Amended Sublicense Agreement automatically renews for successive one-year periods provided there are no existing defaults at the time of renewal. As of March 26, 2007, the Trigger Date had not yet occurred and accordingly, no royalty income has been recorded by the Company pursuant to the Amended Sublicense Agreement.

Also on June 15, 2006, Xethanol entered into a Technology Access Agreement with the Company, pursuant to which the Company will deliver to Xethanol the Additive formula and all know-how in the Company’s possession, under the Company’s control or available from the inventor of the Technology that relates to the manufacture of the Additive. The Company is required to continue to provide Xethanol with information regarding modifications to that formula or know-how. Xethanol has no right to use the formula or the know-how except as set forth in the Amended Sublicense Agreement so long as the Company is not in default of its obligations under the Amended Sublicense Agreement. After an event of default by the Company, Xethanol has the right to use the formula and know-how to produce Additive to meet its needs to sell Product under the Amended Sublicense Agreement. Xethanol must pay the Company the royalties that it would otherwise have paid in connection with sales of Product, but may offset the amount by which the cost it incurs in manufacturing the Product itself exceeds the price that it would otherwise have paid to the Company. Xethanol has retained the right to seek damages from the Company for any excess cost of the Additive.

Note 4  - MASTER LICENSE AGREEMENT AND NOTE PAYABLE

On March 20, 2006 (the “Effective Date”), the Company entered into a Master License with Ferdinando Petrucci, the inventor of the Additive (“Licensor”), to obtain an exclusive license to make, use and sell the Product in the territory comprising North America, Central America and Caribbean as well as other regions that may be added by mutual agreement of the parties. The Company agreed to pay $11.0 million to the Licensor which was to be payable as follows: $1.5 million paid upon the Effective Date, $1.0 million within 180 days after the Effective Date, $1.5 million within one year after the Effective Date and $1.0 million on each subsequent anniversary of the Effective Date for the seven years thereafter. The Company also has the right of first refusal for any other territories (other than Italy and Paraguay). The Company also had the option, to add South America, excluding Paraguay, to its licensed territories within six months after the Effective Date of the agreement for an additional $10 million which would be payable over a six year period. The Company also issued 893,750 shares of its common stock to the Licensor as additional compensation for the Master License. The Company recorded an intangible asset of $8,061,300 for the Master License. The Company recorded a payable for the $9.5 million of remaining payments under the Master License with a discount based on an imputed interest rate of 14%. The Company has recorded interest expense of $638,633 representing amortization of the discount for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On September 11, 2006, the Master License Agreement was amended to extend to December 31, 2006 each of the following: (i) the due date of the $1.0 million payment that was due on September 20, 2006, (ii) the expiration of the option to add South America, excluding Paraguay, to the covered territory, and (iii) the deadline to file a registration statement with the SEC with respect to the Company’s securities, to December 31, 2006.

On December 13, 2006, the Master License Agreement, as amended, was further amended: (i) to require the Company to pay $400,000 of the $1,000,000 due on December 31, 2006 by December 15, 2006; and (ii) to require the Company to pay the remaining $600,000 previously due December 31, 2006 by July 31, 2007. In addition, the due date for the $1.5 million payment which was March 20, 2007 was extended to October 31, 2007. The Company made the required $400,000 payment on December 15, 2006. The table below reflects the remaining payments due, under the Master License Agreement, as of December 31, 2006.

The Following is a Schedule of future payment requirements of the Master License Agreement:

Years Ending December 31,	Amount Due

2007	$2,100,000
2008	1,000,000
2009	1,000,000
2010	1,000,000
2011	1,000,000
Thereafter	3,000,000
9,100,000
Unamortized discount	(2,845,815)
$6,254,185

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 5 - COMMON STOCK, WARRANTS AND OPTIONS

Common Stock

On March 20, 2006, the Company completed a private placement of a total of 3,250,000 shares of common stock at a purchase price of approximately $0.61 per share (See Note 3).

On March 20, 2006, upon the Effective Date of the Master License, the Company issued an aggregate of 715,000 shares of the Company’s common stock to two consultants (one of whom is now the Company’s Chief Technology Officer) as compensation for their services rendered in introducing the inventor to the Company and their assistance in negotiating the terms of the Master License. The fair market value of the common stock issued to the consultants amounted to $436,598, based on a share price of approximately $0.61, and was recorded as consulting expense during the period from Inception through December 31, 2006.

On April 14, 2006, the Company issued 1,300,000 shares of the Company’s common stock to Xethanol as a non-refundable fee for its services under the Management Agreement, issued an additional 1,300,000 shares of the Company’s common stock to Xethanol to induce it to grant the Put Right, granted Xethanol the Xethanol Option and entered into the Amended Sublicense Agreement with Xethanol (See Note 3).

On September 20, 2006, in consideration of strategic advisory services to be provided by an independent contractor to the Company, the Company issued 75,000 shares of the Company’s common stock. The fair market value of the common stock issued amounted to $45,750 based on a share price of approximately $0.61, and was recorded as consulting expense during the period from Inception through December 31, 2006.

On October 17, 2006, the Company completed the closing of a Private Placement of a total of 2,915,000 shares of common stock, inclusive of the shares issued upon conversion of a Note, at a purchase price of $1.00 per share (See Note 7).

Options

On April 1, 2006 (the “Grant Date”), the Company granted to its Chief Technology Officer, an option to purchase 500,000 shares of the Company’s common stock at an exercise price of $3.75 per share, of which 100,000 shares vested on the Grant Date, 200,000 shares shall vest on the first anniversary of the Grant Date and 200,000 shares shall vest upon the second anniversary of the Grant Date. The option shall expire on the tenth anniversary of the Grant Date. None of these shares have been exercised as of December 31, 2006. The fair value of this option is $151,113 based on the Black-Scholes option pricing model.

On September 19, 2006, the option issued to the Company’s Chief Technology Officer was modified. The exercise price of the option to purchase 500,000 shares of the Company’s stock was decreased from $3.75 per share to $1.50 per share, the grant date was changed to September 19, 2006 and the expiration date was changed to September 19, 2016. All other terms of the option agreement remained the same. The fair value of the modified option is $195,743 based on the Black-Scholes option pricing model, and $97,871 of such amount was charged to operations for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On September 15, 2006 the Company granted to Lee Rosen, a significant shareholder and Chairman of the Company, an option to purchase 1,500,000 shares of the Company’s common stock at an exercise price of $1.50 as a result of the increased duties due to the termination of the former Management Agreement with Xethanol Corporation and the successful negotiations of the amendment to the Master License. The option vested immediately. The fair market value of the option is $785,863 based on the Black-Scholes option pricing model and was charged to operations for the period from Inception through December 31, 2006.

On October 18, 2006, the Company granted to David Gillespie upon becoming Chief Executive Officer an option to purchase 800,000 shares of the Company’s common stock at an exercise price of $1.50 per share, of which 200,000 vested immediately and the balance vest in three annual installments. In addition, the Company granted an option to purchase 1,200,000 shares of the Company’s common stock at an exercise price of $1.50 per share, which vest in three equal annual installments beginning on December 31, 2007, subject to certain performance targets being achieved during the preceding annual period. The fair market value of the option is $570,689 based on the Black-Scholes option pricing model. $172,395 of such amount was charged to operations for the period from Inception through December 31, 2006.

On November 13, 2006, the Company granted to Phillip Pearce upon becoming a director an option to purchase 100,000 shares of the Company’s common stock at an exercise price of $7.50 per share, of which 50,000 vested immediately and the balance vest in one year. The fair market value of the option is $663,492 based on the Black-Scholes option pricing model. $373,214 of such amount was charged to operations for the period from Inception through December 31, 2006.

The weighted average fair value of each option granted is estimated at the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: Expected life (in years) 5 to 10; Risk-free interest rates range from 4.61% to 4.91%; Volatility 100%; and Dividend yield 0%. Utilizing these assumptions, the weighted average fair value of options granted with an exercise price equal to the fair market value at the date of the grant is $1.65 for the period from Inception to December 31, 2006.

A summary of the status of the Company’s options outstanding as of December 31, 2006 and the changes during the year ending on that date is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Options outstanding at February 28, 2006	-	$-	-
Granted	4,100,000	$1.65	9.70
Options outstanding at December 31, 2006	4,100,000	$1.65	9.70
Vested and expected to vest - end of year	2,900,000	$1.71	9.66	$21,150,000

Options exercisable at December 31, 2006	1,850,000	$1.66	9.70	$13,575,000

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Options outstanding at December 31, 2006 have an exercise price of $1.50 to $7.50 per share. Options exercisable at December 31, 2006 does not include 1,200,000 performance based options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had vested option holders exercised their options on December 31, 2006. This amount changes based upon changes in the fair market value of the Company’s stock. As of December 31, 2006 $786,444 of the total unrecognized compensation costs related to stock options is expected to be recognized over a period of approximately 3 years.

Warrants

In April 2006, the Company issued a warrant to purchase 340,000 shares of the Company’s common stock at a weighted average exercise price of $1.80 per share, to an independent contractor of the Company for consulting services. None of these shares has been exercised as of December 31, 2006. The fair value of this warrant was $87,953 based on the Black-Scholes option pricing model.

During September 2006, the Company modified the exercise price of the warrant from $1.80 per share to $1.50 per share. Based on this modification, the fair value of the warrant, based on the Black-Scholes option pricing model is $95,460, which was charged to operations for the period from Inception through December 31, 2006.

On October 18, 2006, the Company issued 251,500 warrants to purchase shares of the Company’s common stock at an exercise price of $1.50 per share as compensation for investment banking services associated with a private placement. The warrants have a fair value of $141,243 based on the Black-Scholes option pricing model. The warrants are considered a cost directly associated with the issuance of stock in the private placement.

On October 18, 2006, the Company issued warrants to purchase 400,000 shares of the Company’s common stock of which 200,000 have an exercise price of $2.00 per share and the remaining 200,000 have an exercise price of $3.00 per share to an independent contractor of the Company providing investor relations services. The fair value of this warrant was $184,633 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

On October 19, 2006, the Company issued a warrant to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.50 per share, to an independent contractor of the Company as part of an employee search fee rendered. None of these shares has been exercised as of December 31, 2006. The fair value of this warrant was $47,857 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

On October 19, 2006, the Company issued a warrant to purchase 400,000 shares of the Company’s common stock of which 200,000 have an exercise price of $2.00 per share and the remaining 200,000 have an exercise price of $3.00 per share to an independent contractor of the Company providing financial public relations services. The fair value of this warrant was $184,633 based on the Black-Scholes option pricing model, which was charged to operations for the period from Inception through December 31, 2006.

The fair values of the warrants granted during 2006 were estimated at the grant date using the Black-Scholes option pricing model and recorded as expense over the respective vesting periods. Significant assumptions used in the Black-Scholes model are; (i) Warrant life range of 6 months to 5 years, (ii) Risk-free interest rates range from 4.73% to 4.94%, (iii) Dividend yield of 0% and volatility rate of 100%. For the year ended December 31, 2006, net compensation expense related to warrants granted for services was $512,583.

A summary of stock warrants activity as of December 31, 2006 is as follows:

	Shares	Weighted Average Exercise Price

Warrants outstanding at February 28, 2006	-	$-
Warrants granted	5,571,500	$2.14
Warrants expired	(4,000,000)	$2.15
Warrants outstanding at December 31, 2006	1,571,500	$2.11
Exercisable at December 31, 2006	1,571,500	$2.11

The following table summarizes warrant information as of December 31, 2006.

Number of Warrants	Exercise Prices	Expiration Dates

340,000	$1.50	2009
251,500	$1.50	2011
400,000	$2.00	2009
100,000	$2.25	2011
80,000	$2.50	2011
400,000	$3.00	2009
1,571,500

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Note 6  - INCOME TAXES

As of December 31, 2006 the Company had an unused net operating loss carryforward approximating $1,125,000, which may be applied against future taxable income. The net operating loss carryforward expires in the year 2026. At December 31, 2006 the deferred tax assets (representing the potential future tax savings) related to the carryforwards were as follows:

2006

Deferred tax asset	$1,125,000
Less: Valuation allowance	1,125,000
Net deferred tax asset	$-

As a result of the uncertainty that the net operating loss carryforward will be utilized in the foreseeable future, a 100% valuation allowance had been provided.

Note 7  - RELATED PARTY TRANSACTIONS

On June 30, 2006 the Company received a $50,000 loan from Xethanol, which bears interest at the prime rate. (See Note 3).

On April 14, 2006, the Company issued a total of 2,600,000 shares of the Company’s common stock to Xethanol (See Note 3).

For the period from Inception through December 31, 2006, Lee Rosen received $105,000 for management services.

On September 15, 2006, the Company granted to Lee Rosen an option to purchase 1,500,000 shares of the Company’s common stock (See Note 5).

Note 8  - PRIVATE PLACEMENT AND CONVERTIBLE PROMISSORY NOTE

On September 11, 2006, the Company issued a $765,000 Convertible Promissory Note (the “Note”) payable on demand and bearing interest on any overdue amount at 8% per annum. The Note was converted at the Company’s option into shares of the Company’s common stock upon the consummation of the Private Placement.

On October 17, 2006, the Company completed the closing of a Private Placement of a total of 2,915,000 shares of common stock, inclusive of the shares issued upon conversion of the Note, at a purchase price of $1.00 per share.

Costs associated with the investment amounted to $222,475 resulting in net proceeds of $2,692,525. The Company issued 251,500 warrants to purchase shares of the Company’s common stock at an exercise price of $1.50 per share as compensation for investment banking services associated with raising the equity. The warrants have a fair value of $141,243 based on the Black-Scholes option pricing model. The warrants are considered a cost directly associated with the issuance of stock.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Consolidated Financial Statements

Under the terms of the Private Placement, the Company entered into a Registration Rights Agreement dated October 17, 2006 with the purchasers of its common stock. Under the Registration Rights Agreement, the Company is required to file a “resale” registration statement with the SEC covering 2,915,000 shares of common stock issued in the Private Placement. The Company is obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until October 20, 2007 unless all securities registered under the registration statement have been sold or are otherwise able to be sold without restrictions. The Company also expects to include on such registration statement an additional 893,750 shares of common stock issued to the inventor of the Additive and certain shares issuable upon exercise of our outstanding warrants and options. The Company agreed to use its best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). Because the Company did not file the registration statement prior to November 20, 2006 (the “Filing Deadline”), the Company is required to issue additional shares of common stock to the purchasers in the Private Placement, in an amount equal to 1% of the shares sold in the Private Placement for each 30 day period following the Filing Deadline until the registration statement is filed up to a maximum of 6% of the shares sold in the Private Placement.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)
ASSETS

Current assets:
Cash	$533,768	$1,031,923
Prepaid and deferred expenses	100,933	70,275
Total current assets	634,701	1,102,198

License agreement	8,061,300	8,061,300

TOTAL ASSETS	$8,696,001	$9,163,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:

Accounts payable and accrued expenses	$335,393	$190,504
Loan payable-related party	50,000	50,000
License agreement payable-current portion
(net of unamortized discount of $691,412 and $650,698)	2,408,588	1,449,302
Liability under registration rights agreement	1,128,105	-
Total current liabilities	3,922,086	1,689,806

License agreement payable
(net of unamortized discount of $1,960,720 and $2,195,117)	4,039,280	4,804,883
Total Liabilities	7,961,366	6,494,689

Stockholders' equity:
Common stock, $0.001 par value, 100,000,000 shares
authorized; 17,091,250 shares issued and outstanding	17,091	17,091
Additional paid-in-capital	7,080,436	8,043,792
Deficit accumulated during the development stage	(6,362,892)	(5,392,074)
Total stockholders' equity	734,635	2,668,809

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,696,001	$9,163,498

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations
(Unaudited)

	For the Three Months ended March 31, 2007	For the Period from February 28, 2006 (Inception) to March 31, 2006	For the Period from February 28, 2006 (Inception) to March 31, 2007

Operating expenses:
Research and development expenses	103,282	30,902	187,391
Merger expenses	-	-	340,000
General and administrative expenses	1,119,848	74,540	5,449,180
Total operating expenses	1,223,130	105,442	5,976,571

Net loss from operations	(1,223,130)	(105,442)	(5,976,571)

Interest expense	(193,683)	-	(832,316)

Gain on fair value adjustment	445,995	-	445,995

Net loss	$(970,818)	$(105,442)	$(6,362,892)

Basic and diluted net loss per share	$(0.06)	$(0.02)

Weighted average number of shares outstanding	17,091,250	4,226,573

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC
(A Development Stage Enterprise)
Consolidated Statement of Changes in Stockholders' Equity
For the Three Months Ended March 31, 2007

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in-	Development
	Shares	Amount	Capital	Stage	Total

Balance at January 1, 2007	17,091,250	$17,091	$8,043,792	$(5,392,074)	$2,668,809

Cumulative effect of change in accounting principle	-	-	(1,574,100)	-	(1,574,100)
Compensation expense associated with options	-	-	610,744	-	610,744
Net loss for the three months ended March 31, 2007	-	-	-	(970,818)	(970,818)

Balance at March 31, 2007 (Unaudited)	17,091,250	$17,091	$7,080,436	$(6,362,892)	$734,635

The accompanying notes are an integral part of these consolidated financial statements.

H2DIESEL HOLDINGS, INC.
(A Development Stage Enterprise)
Consolidated Statement of Cash Flows
(Unaudited)

	For the Three Months ended March 31, 2007	For the Period from February 28, 2006(Inception) to March 31, 2006	For the Period from February 28, 2006(Inception) to March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(970,818)	$(105,442)	$(6,362,892)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of discount	193,683	-	832,316
Compensation expense associated with stock options	610,744	-	2,040,087
Issuance of common stock, options and warrants for
services rendered	-	-	1,788,745
Gain on fair value adjustment	(445,995)	-	(445,995)
Changes in operating assets and liabilities:
Prepaid and deferred expenses	(30,658)	(23,163)	(100,933)
Accounts payable and accrued expenses	144,889	97,845	335,393

Net cash used in operating activities	(498,155)	(30,760)	(1,913,279)

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of License Agreement	-	(1,500,000)	(1,900,000)

Cash used in investing activities	-	(1,500,000)	(1,900,000)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of founders' shares	-	-	554
Proceeds from private offerings issuance of common stock, net of costs	-	1,776,698	3,531,493
Proceeds from convertible note payable	-	-	765,000
Proceeds from loan payable-related party	-	-	50,000

Cash provided by financing activities	-	1,776,698	4,347,047

Net (decrease) increase in cash and cash equivalents	(498,155)	245,938	533,768
Cash and cash equivalents - beginning of period	1,031,923	-	-

Cash and cash equivalents - end of period	$533,768	$245,938	$533,768

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Payable for License Agreement (net of discount)	$-	$5,615,552	$5,615,552
License Agreement acquired in exchange for issuance of common stock	$-	$545,747	$545,747

The accompanying notes are an integral part of these consolidated financial statements.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

Note 1 - DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

H2Diesel Holdings, Inc. (the “Company”) is a development stage company that, through our wholly owned subsidiary, H2Diesel Inc., a Delaware corporation (“H2Diesel”), holds an exclusive license for North America, Central America and the Caribbean to exploit proprietary technology (the “Technology”) to manufacture bio-fuel that is intended to be marketed as a new class of bio-fuel or fuel additive (the “Additive”) for power generation, heavy equipment, marine use and as heating fuel (the “H2Diesel Bio-fuel”).

The accompanying consolidated financial statements and related footnotes should be read in conjunction with the consolidated financial statements and related footnotes contained in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission on April 2, 2007.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission related to interim statements. The financial information contained herein is unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 2007 (unaudited) are not necessarily indicative of the results expected for the full year. The balance sheet presentation as of December 31, 2006 is derived from audited financial statements. Certain amounts for 2006 have been reclassified to conform to the 2007 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The Company’s most significant estimate is the value of its exclusive license. Other significant estimates include the valuation of shares, warrants or options issued for services and the estimated useful life of the exclusive license used to calculate amortization. The Company evaluates its estimates on an ongoing basis. Actual results could differ significantly, especially as to the estimated value of its exclusive license from those estimates under different assumptions or conditions.

Loss per Common Share

Loss per share (“EPS”) is computed based on the weighted average number of common shares outstanding and excludes any potential dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, which would then share in the earnings of the Company.  The shares issuable upon the exercise of stock options and warrants are excluded from the calculation of net loss per share as their effect would be antidilutive. For the three months ended March 31, 2007 and for the period from February 28, 2006 (Inception) through March 31, 2006, there were 5,771,500 (including 4,200,000 options and 1,571,500 warrants) and 2,080,000 (warrants) shares of common stock equivalents, respectively, that could potentially dilute EPS in the future that were not included in the computation of EPS because to do so would have been antidilutive.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Further, the standard establishes a framework for measuring fair value in generally accepted accounting principles and expands certain disclosures about fair value investments. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2006, the FASB issued FASB Staff Positions (FSP) EITF 00-19-2 “Accounting for Registration Payment Arrangements”. Under this pronouncement, contingently payable registration payment arrangements are accounted for separately from and do not affect the classification of the underlying shares, warrants or other financial instruments subject to the registration payment provisions. This was accomplished by amending SFAS No. 133 and No. 150 to include scope exceptions for registration payment arrangements. A liability for a registration payment arrangement should be recognized when payment is probable and the amount is reasonably estimable (whether at inception or during the life of the arrangement) in accordance with SFAS No. 5, “Accounting for Contingencies.” The FSP is effective for registration payment arrangements and the financial instruments subject to such arrangements that are entered into or modified after December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into before December 22, 2006, companies are required to account for transitioning to the FSP through a cumulative-effect adjustment to the opening balance of accumulated deficit or retained earnings in fiscal years beginning after December 15, 2006. The Company implemented this FSP effective January 1, 2007 and recorded a $1,574,100 contingent liability.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

Note 2  - GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has not generated any revenues. As a result, the Company has incurred a net loss of $6,362,892 and negative cash flows from operating activities of $1,913,279 since Inception. The Company is obligated to pay $9.1 million in additional payments under the exclusive license, including $2.1 million during 2007 and $1.0 million during March 2008. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s continued existence is dependent upon several factors, including obtaining additional debt or equity financing, production of its products, developing a market for its products, and achieving certain levels of sales volume and profitability from the sale of its products and sublicenses of its technology. Management is investigating various sources of debt or equity financing and is developing marketing and production plans for its products.

Note 3 - OPTIONS

The following table summarizes information about the stock options outstanding at March 31, 2007:

Weighted Average
Exercise Price	$1.86
Expected Life	5 years
Volatility	100.0%
Dividend Yield	0%
Risk-free interest rate	4.72%

A summary of the status of the Company’s options outstanding as of March 31, 2007 and the changes during the year ending on that date is presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Options outstanding at December 31, 2006	4,100,000	$1.65	9.45
Granted	100,000	$10.50	9.88
Options outstanding at March 31, 2007	4,200,000	$1.86	9.46
Vested and expected to vest - March 31, 2007	3,000,000	$2.00	9.42	$13,860,000

Options exercisable at March 31, 2007	1,900,000	$1.62	9.20	$8,910,000

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

Options outstanding at March 31, 2007 have an exercise price of $1.50 to $10.50 per share. Options exercisable at March 31, 2007 do not include 1,200,000 performance based options.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on March 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had vested option holders exercised their options on March 31, 2007. This amount changes based upon changes in the fair market value of the Company’s stock. As of March 31, 2007 $1,015,817 of the total unrecognized compensation costs related to stock options is expected to be recognized over a period of approximately 2 years and six months.

Note 4  - COMMITMENTS AND CONTINGENCIES

The Company entered into a Registration Rights Agreement dated October 17, 2006 with the purchasers of its common stock in the Company’s October 2006 private placement. Under the Registration Rights Agreement, the Company is required to file a “resale” registration statement with the SEC covering 2,915,000 shares of common stock issued in the Private Placement. The Company is obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until October 20, 2007 unless all securities registered under the registration statement have been sold or are otherwise able to be sold without restrictions. The Company agreed to use its best efforts to have the “resale” registration statement declared effective by the SEC as soon possible after the initial filing, but by no later than April 20, 2007 (180 days after the closing of the Merger). Because the Company did not file the registration statement prior to November 20, 2006 (the “Filing Deadline”), the Company is required to issue additional shares of common stock to the purchasers in the Private Placement, in an amount equal to 1% of the shares sold in the Private Placement for each 30 day period following the Filing Deadline until the registration statement is filed up to a maximum of 6% of the shares sold in the Private Placement.

On January 1, 2007, the Company implemented EITF 00-19-2, which requires a company to recognize a liability for registration rights payments when they are probable and the amount is reasonably estimable. The Company recorded a $1,574,100 contingent liability at January 1, 2007 based on the Company’s stock price at that date. At March 31, 2007 the Company recorded a gain on fair value adjustment of $445,995 related to this liability as the Company’s stock price declined during this quarter.

Note 5 - SUBSEQUENT EVENTS

In April 2007, the Company entered into a one year consulting services agreement with eBarton LLC, a renewable energy finance and transaction structuring company (“eBarton”), to assist the Company in marketing its alternative bio-fuel to utilities and independent power producers in North America. The Company is obligated to pay to eBarton a monthly retainer fee of $5,000.   In addition, the Company entered into a stock option agreement with Kim Johnson, the President of eBarton, under which the Company granted to Ms. Johnson an option exercisable for up 1,500,000 shares of common stock at an exercise price of $6.00 per share. All of the options have a ten year term and expire in April 2012. The vesting of the options is performance based. Any unvested options expire in April 2010.

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

On May 9, 2007, the Company, completed the offering (the “Offering”) of 27,950 shares of the Company’s newly issued Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) at price of $100.00 per share to persons who qualify as “accredited investors” under the Securities Act of 1933, as amended (the “Securities Act”). The gross proceeds from the offering were $2,795,000. The Preferred Stock is convertible at the election of the holders into shares of Common Stock, par value $.001 per share, of the Company (the “Common Stock”), at an initial conversion price of $4.00 per share. Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per annum. All dividends will be paid in shares of Common Stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of Common Stock to be issued are not then registered under the registration rights agreement described below, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued. The Company may elect to pay any dividends in cash in lieu of issuing shares of Common Stock.

The Preferred Stock shall also participate on an as-converted basis with all dividends paid on the shares of Common Stock. Upon any liquidation of the Company, the holders of the Preferred Stock will be entitled to be paid, prior to the Common Stock or any other securities that by their terms are junior to the Preferred Stock (collectively with the common stock, “Junior Securities”), the original issue price of the Preferred Stock plus all accrued and unpaid dividends (collectively, the “Liquidation Preference”). To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of Preferred Stock. Any shares of Preferred Stock outstanding on the third anniversary of the Offering shall automatically convert into a number of shares of Common Stock determined by dividing the Liquidation Preference by the Conversion Price of the Preferred Stock then in effect.

Each investor in the Offering will also receive a warrant (the “Warrants” and together with the Preferred Stock, the “Securities”) exercisable for a number of shares of Common Stock equal to 50% of the number of shares of Common Stock into which the Preferred Stock purchased by such investor is initially convertible. The initial Exercise Price of the Warrants is $6.00 per share. At any time following the first anniversary of the Closing Date and provided that the shares of Common Stock issuable upon exercise of the Warrants are not then registered for resale pursuant to an effective registration statement under the Securities Act, the Warrants may also be exercised by means of a “cashless exercise.”

Under the terms of the Offering, each investor has the option until the 30th day following the Closing of the Offering, to purchase a number of additional Securities up to each investor’s initial subscription, on the same terms as those for the Offering (the “Option”).

H2Diesel Holdings, Inc.
(A Development Stage Enterprise)
Notes to Condensed Consolidated Financial Statements

In connection with the Offering, the Company agreed to register the resale of the shares of Common Stock issuable (i) upon conversion of the Preferred Stock, (ii) as dividends on the Preferred Stock, and (iii) upon exercise of the Warrants (collectively, the “Registrable Shares”), all in accordance with a Registration Rights Agreement dated May 9, 2007 among the Company and each of the investors in the Offering (the “2007 Registration Rights Agreement”). Under the 2007 Registration Rights Agreement, the Company is required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the Offering. The Company is obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 13 months after the date of closing of the Offering, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided the Company complies with our reporting obligations. The Company agreed to use its best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than 210 days after the closing of the Offering. The Company may be required to issue additional shares of Company Common Stock to purchasers in the Offering, in an amount not to exceed 6.0% of the Registrable Shares if the Company fails to meet certain registration rights obligations.

In connection with the Offering, Empire Financial Group received a cash commission of $204,500, which represents 10% of the consideration paid by investors introduced by it in connection with the Offering, and also will receive a warrant exercisable for 34,083 shares of Common Stock. The number of shares of common stock issuable upon exercise of the warrant will be proportionately increased to reflect any exercises of the Option. The warrant is otherwise on terms substantially similar to the terms of the Warrants issued in the Offering.

The Company recently entered into a Letter of Intent with Twin Rivers Technologies, LP with respect to the potential development of the Company’s first production plant at Twin Rivers’ facility located in Quincy, MA. The Letter of Intent contemplates an exclusive period through August 31, 2007 during which Twin Rivers will negotiate with the Company regarding definitive agreements covering the siting, construction, operation and management of the Company’s proposed initial 25 million gallon per year production facility, the supply of vegetable oils and other commodity feedstocks and the off take of finished bio-fuel by Twin rivers from the facility. There can be no assurance that definitive agreements will be entered into.

On May 1, 2007, the Company entered into a Test Burn Agreement with Dynegy Oakland, LLC, a Delaware limited liability company and an affiliate of Dynegy Inc. (“Dynegy”) for the purpose of evaluating the Company’s proprietary biofuel technology in power generation applications. The Agreement requires the Company to supply our biofuel for a test program that will be performed at Dynegy’s Oakland Power Plant combustion turbine facility. The test program will include the evaluation of both technical and environmental performance characteristics of our biofuel. The agreement also requires the Company to pay 50% of all costs of environmental emissions testing conducted in connection with the test program, provided that our aggregate obligation with respect to such expenses shall not exceed $150,000.   Dynegy is entitled to all revenue arising from sales of electricity generated during the testing. The parties have agreed to negotiate with respect to a mutually agreeable purchase agreement for our biofuel in the event testing is successful.

H2DIESEL HOLDINGS, INC.

Common Stock

Prospectus

July 6 , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act provides for the indemnification of officers, directors, employees, and agents. A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution.

Registration Fees…………………………………………………………….....	$400
Transfer Agent Fees………………………………………………………..	1,000
Legal Fees and Expenses………………………………………………………..	10,000
Printing and Engraving Expenses……………………………………………….	2,000
Accounting Fees and Expenses………………………………………………….	4,000
Miscellaneous……………………………………………………………………	5,000
Total…………………………………………………………………….	$22,400

Item 26.  Recent Sales of Unregistered Securities.

October 2006 Private Placement and Related Transactions

On October 20, 2006, pursuant to the Merger Agreement, Wireless Holdings issued 15,990,000 shares of common stock to the stockholders of H2Diesel upon conversion of common stock of H2Diesel in the Merger. The Merger and each of the other securities transactions discussed below were consummated pursuant to exemptions from the registration provisions of the Securities Act pursuant to, among others, Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder on the basis that each such transaction did not involve a public offering and the offerees were sophisticated, accredited investors with access to the kind of information that registration would provide.

Prior to the Merger, H2Diesel completed the October 2006 Private Placement in which a total of 2,915,000 shares of H2Diesel common stock, inclusive of 765,000 shares issued upon conversion of the Demand Note were sold at a purchase price of $1.00 per share to purchasers that qualified as accredited investors, as defined in Regulation D, pursuant to the terms of the subscription agreements (as such agreements may be amended, supplemented and modified from time to time) with each of its accredited investors, each dated as of October 20, 2006. Gross proceeds from the initial closing of the October 2006 Private Placement were $2,915,000, inclusive of the proceeds from the Demand Note.

The proceeds from the offering were used to pay a portion of the fees due under the License Agreement, to pay H2Diesel’s accounts payable, to pay the expenses of the offering (including fees to Empire Financial Group, the finder in connection with the offering), to pay certain costs related to the Merger, and to pay salaries and for other working capital and general corporate purposes.

In connection with H2Diesel’s October 2006 Private Placement, Empire Financial Group, Inc. served as H2Diesel’s finder and financial advisor. H2Diesel’s finder received a cash fee of $176,050 and warrants to purchase 251,500 shares of H2Diesel common stock in connection with the October 2006 Private Placement. H2Diesel has also agreed to indemnify the finder against certain liabilities including those arising under securities laws.

On October 20, 2006, in consideration of financial public relations services to be provided by Media Relations Strategy, Inc. (“Media Relations”) to the company, H2Diesel paid $50,000 to Media Relations and issued to Media Relations (i) warrants to purchase 200,000 shares of H2Diesel common stock at an exercise price of $2.00 per share, and (ii) warrants to purchase another 200,000 shares of H2Diesel common stock at an exercise price of $3.00 per share.

On October 20, 2006, in consideration of strategic advisory services to be provided by Grandview Consultants, Inc. (“Grandview”) to the company, H2Diesel issued to Grandview: (i) 75,000 shares of H2Diesel common stock, and (ii) warrants to purchase 340,000 shares of H2Diesel common stock at an exercise price of $1.50 per share.

On October 19, 2006, in consideration of investor relations services to be provided by Steve Heard to the company, H2Diesel issued to Mr. Heard (i) warrants to purchase 200,000 shares of H2Diesel common stock at an exercise price of $2.00 per share, and (ii) warrants to purchase another 200,000 shares of H2Diesel common stock at an exercise price of $3.00 per share.

May/June 2007 Private Placement

On May 9, 2007, we completed the offering (the “Offering”) of 27,950 shares of the Company’s newly issued Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) at price of $100.00 per share to persons who qualify as “accredited investors” under the Securities Act of 1933, as amended (the “Securities Act”). The gross process from the offering were $2,795,000. The Preferred Stock is convertible at the election of the holders into shares of Common Stock, par value $.001 per share, of the Company (the “Common Stock”), at an initial conversion price of $4.00 per share. Each share of Preferred Stock will accrue cumulative dividends on a quarterly basis at a rate of 8% per year. All dividends will be paid in cash or in shares of Common Stock having a fair market value at the time of issuance equal to the amount of dividends to be paid, provided that to the extent the shares of Common Stock to be issued are not then registered under the registration rights agreement described below, dividends shall cumulate but shall remain unpaid until such time as the shares are registered and issued.

The Preferred Stock shall also participate on an as−converted basis with all dividends paid on the shares of Common Stock. Upon any liquidation of the Company, the holders of the Preferred Stock will be entitled to be paid, prior to the Common Stock or any other securities that by their terms are junior to the Preferred Stock (collectively with the common stock, “Junior Securities”), the original issue price of the Preferred Stock plus all accrued and unpaid dividends (collectively, the “Liquidation Preference”). To the extent the proceeds of liquidation are insufficient to pay such amounts in full, the proceeds available will be allocated pro rata among the shares of Preferred Stock. Any shares of Preferred Stock outstanding on the third anniversary of the Offering shall automatically convert into a number of shares of Common Stock determined by dividing the Liquidation Preference by the Conversion Price of the Preferred Stock then in effect.

Each investor in the Offering also received a warrant (the “Warrants” and together with the Preferred Stock, the “Securities”) exercisable for a number of shares of Common Stock equal to 50% of the number of shares of Common Stock into which the Preferred Stock purchased by such investor is initially convertible. The initial Exercise Price of the Warrants is $6.00 per share. At any time following the first anniversary of the Closing Date and provided that the shares of Common Stock issuable upon exercise of the Warrants are not then registered for resale pursuant to an effective registration statement under the Securities Act, the Warrants may also be exercised by means of a “cashless exercise.”

The Offering was exempt from registration under the Securities Act of 1933, in accordance with Section 4(2) under the Securities Act and Rule 506 promulgated thereunder. The sale of Securities was made pursuant to a Subscription Agreement dated as of May 9, 2007, by and among the Company and each of the investors in the Offering. Under the Subscription Agreement, each investor has the option until the 30th day following the Closing of the Offering, to purchase a number of additional Securities up to each investor’s initial subscription, on the same terms as those for the Offering (the “Subscriber Option”).

In connection with the Offering, the Company agreed to register the resale of the shares of Common Stock issuable (i) upon conversion of the Preferred Stock, (ii) as dividends on the Preferred Stock, and (iii) upon exercise of the Warrants (collectively, the “Registrable Shares”), all in accordance with a Registration Rights Agreement dated May 9, 2007 among the Company and each of the investors in the Offering (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to file the “resale” registration statement with the SEC covering such shares on or before the 60th day following the closing of the Offering. We are obligated to maintain the effectiveness of the “resale” registration statement from the effective date through and until 13 months after the date of closing of the Offering, unless all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without regard to volume limitations, provided we comply with our reporting obligations. We agreed to use our best efforts to have the “resale” registration statement declared effective by the SEC as soon as possible after the initial filing, but by no later than 210 days after the closing of the Offering. We may be required to issue additional shares of Company Common Stock to purchasers in the Offering, in an amount not to exceed 6.0% of the Registrable Shares if we fail to meet certain registration rights obligations.

In connection with the Offering, Empire Financial Group received a cash commission of $202,000, which represents 10% of the consideration paid by investors introduced by it in connection with the Offering, and also will receive a warrant exercisable for 34,083 shares of Common Stock. The number of shares of common stock issuable upon exercise of the warrant will be proportionately increased to reflect any exercises of the Subscriber Option. The warrant is otherwise on terms substantially similar to the terms of the Warrants issued in the Offering.

June 8, 2007 Exercise of Subscriber Option

On June 8, 2007, we sold an additional 14,600 shares of Preferred Stock at price of $100.00 per share, in connection with exercises of the Subscriber Option. The gross proceeds from sales pursuant to exercises of the Subscriber Option were $1,460,000.

 Each investor exercising the Subscriber Option  also received a warrant (the “Warrants” and together with the Preferred Stock, the “Securities”) exercisable for a number of shares of common stock of the Company equal to 50% of the number of shares of common stock into which the Preferred Stock sold to such investor in connection with the Subscriber Option is initially convertible at an initial exercise price of $6.00 per share of common stock. The terms of the Warrants are identical to the terms of the warrants issued in the May 2007 Private Placement.

 The sales of Securities pursuant to exercises of the Subscriber Option were exempt from registration under the Securities Act of 1933, in accordance with Section 4(2) under the Securities Act and Rule 506 promulgated thereunder.

 In connection with sales pursuant to exercises of the Subscriber Option, Empire Financial Group received a cash commission of $143,500, which represents 10% of the consideration paid by investors introduced by it in connection with such sales, and also will receive a warrant exercisable for 23,917 shares of Common Stock. The warrant is otherwise on terms substantially similar to the terms of the Warrants.

Item 27.  Exhibits.

The exhibits listed in the following Exhibit Index are filed as part of this Registration Statement.

Exhibit No.	Description

2.1	Agreement of Merger and Plan of Reorganization, dated as of October 17, 2006 among Wireless Holdings, Inc., Wireless Acquisition Holdings Corporation and H2Diesel, Inc. (1)

2.2	Purchase and Repayment Agreement dated as of October 20, 2006 between Wireless Holdings, Inc. and Joseph Hess. (2)

2.3	Acquisition Agreement dated as of October 20, 2006 between Wireless Holdings, Inc. and Joseph Hess. (2)

2.4	Indemnification Agreement dated as of October 20, 2006 between Wireless Holdings, Inc. and Joseph Hess. (2)

3.1	Articles of Incorporation dated May 19, 2003. (3)

3.2	Articles of Amendment to Articles of Incorporation dated November 27, 2006. (4)

3.3	Articles of Amendment to Articles of Incorporation dated May 9, 2007. (8)

3.4	Bylaws. (3)

4.1	Form of Warrant. (2)

4.2	Form of Preferred Stock Offering Warrant. (7)

5.1	Opinion of Hogan & Hartson L.L.P. (9)

10.1	Exclusive License Agreement dated as of March 20, 2006 between H2Diesel, Inc. and Ferdinando Petrucci. (2)

10.2	Amendment dated September 11, 2006 to Exclusive License Agreement between H2Diesel, Inc. and Ferdinando Petrucci. (2)

10.3	Letter Agreement dated December 13, 2006, amending the License Agreement dated March 20, 2006, as amended, between H2Diesel, Inc. and Ferdinando Petrucci. (5)

10.4	Sublicense Agreement dated as of April 14, 2006 (as amended and restated on June 15, 2006) between H2Diesel, Inc. and Xethanol Corporation. (2)

10.5	Technology Access Agreement dated as of June 15, 2006 between H2Diesel, Inc. and Xethanol Corporation. (2)

10.6	Employment Agreement dated as of October 18, 2006 between David A. Gillespie and H2Diesel, Inc. (2)

10.7	Employment Agreement dated as of May 5, 2006 between Lee S. Rosen and H2Diesel, Inc. (2)

10.8	Amended and Restated Employment Agreement dated as of September 19, 2006, between Andrea Festuccia and H2Diesel, Inc. (2)

10.9	Form of Registration Rights Agreement. (2)

10.10	Registration Rights Agreement dated October 16, 2006 between H2Diesel, Inc. and Xethanol Corporation. (2)

10.11	Option Agreement dated September 15, 2006, between Lee S. Rosen and H2Diesel, Inc. (2)

10.12	Option Agreement dated September 19, 2006, between Andrea Festuccia and H2Diesel, Inc. (2)

10.13	Option Agreement dated October 18, 2006, between David A. Gillespie and H2Diesel, Inc. (2)

10.14	Form of Independent Director Stock Option Agreement. (6)

10.15	Stock Option Agreement between Kim Johnson and the Company. (7)

10.16	Test Burn Agreement dated May 1, 2007 between Dynegy Oakland, LLC and the Company. (7)

10.17	Form of Registration Rights Agreement entered into among the Company and each of the Preferred Stock investors. (7)

16.1	Letter of Jewett, Schwartz & Associates dated as of October 26, 2006. (2)

21.1	Subsidiaries of H2Diesel Holdings, Inc. (10)

23.1	Consent of Imowitz Koenig & Co., LLP.

23.2	Consent of Hogan & Hartson (included in Exhibit 5.1). (9)

99.1	Hess Resignation Letter dated as of October 20, 2006. (2)

________________

(1)	Incorporated by reference to the Current Report on Form 8−K of the company filed October 18, 2006.
(2)	Incorporated by reference to the Current Report on Form 8−K of the company filed October 26, 2006.
(3)	Incorporated by referenced to the Registration Statement on Form SB-2 of the company filed October 28, 2003.
(4)	Incorporated by reference to the Current Report on Form 8−K of the company filed November 29,2006.
(5)	Incorporated by reference to the Current Report on Form 8−K of the company filed December 15, 2006.
(6)	Incorporated by reference to the Current Report on Form 8−K of the company filed February 21, 2007.
(7)	Incorporated by reference to the Quarterly Report on Form 10-QSB of the company filed May 15, 2007.
(8)	Incorporated by reference to the Current Report on Form 8−K of the company filed May 10, 2007.
(9)	To be filed by amendment.
(10)	Incorporated by reference to the Annual Report on Form 10−KSB of the company filed April 2, 2007.

Item 28.  Undertakings.

(a)           The undersigned small business issuer hereby undertakes to:

(1)           File, during any period in which it offers and sells securities, a post-effective amendment to this prospectus to:

(i)           Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)           Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           Include any additional or changed material information on the plan of distribution.

(2)           For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)           File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)           For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)            Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)           Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(b)           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

(c)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Houston, State of Texas, on July 6, 2007.

H2 DIESEL HOLDINGS, INC. By:/s/ David A. Gillespie David A. Gillespie President and Chief Executive Officer (principal executive and principal financial officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of H2Diesel Holdings, Inc., hereby severally constitute and appoint David A. Gillespie and Lee S. Rosen, and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated

Name	Title	Date

/s/ David A. Gillespie	President, Chief Executive Officer and	July 6, 2007
David A. Gillespie	Director (principal executive and principal financial officer)

/s/ Lee S. Rosen	Chairman of the Board	July 6, 2007
Lee S. Rosen

/s/ Phillip E. Pearce	Director	July 6, 2007
Phillip E. Pearce

/s/ John E. Mack	Director	July 6, 2007
John E. Mack